Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

IBERIABANK CORPORATION,

BANCO DE SABADELL, S.A.

and

SABADELL UNITED BANK, N.A.

Dated as of February 28, 2017

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

Exhibits and Schedules

Exhibit A - Terms of Sublease Agreement
Parent Disclosure Letter
Purchaser Disclosure Letter

INDEX OF DEFINED TERMS

Definition	Location

401(k) Plan	5.9(b)
Action	3.8
Affiliate	1.1
Agreement	Preamble
Bank	Preamble
Bank Acquisition Proposal	5.3(f)
Bank Articles	3.1(b)
Bank Board	5.3(b)
Bank Bylaws	3.1(b)
Bank Common Stock	Recitals
Bank Material Adverse Effect	1.1
Bank Material Contract	3.14(a)
Bank Merger	2.4
Bank Merger Act	1.1
Bank Merger Certificates	2.4
Bank Minority Interest Business	3.3
Bank Plan of Merger	2.4
Bank Plans	3.10(a)
Bank Registered IP	3.17(a)
Bank Regulatory Agreement	3.9(e)
Benefit Plan	1.1
BHC Act	1.1
Building Lease	5.21
Burdensome Condition	5.5(a)
Business Day	1.1
Business Employee	1.1
Business Plans	3.10(a)
Cap	1.1
Cash Consideration	1.1
Chosen Courts	9.7
Claim Threshold	8.5(a)
Closing	2.2
Closing Date	2.2
Code	2.3(a)
Common Clients	5.13(a)
Confidentiality Agreement	5.4(b)
Continuing Employee	5.9(a)
Contract	1.1
control	1.1
Copyrights	1.1
CRA	3.9(a)
D&O Indemnified Parties	5.8(a)

Deductible	8.5(a)
Derivative Transaction	3.20(b)
Designated Participations	5.15(c)
Domain Names	1.1
EGI	3.13(i)
Environmental Law	3.12(b)
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	1.1
Excluded Taxes	1.1
FDIC	1.1
Federal Reserve	1.1
FHLB	3.9(d)
Financial Statements	3.6(a)
Fundamental Representations	8.1(a)
GAAP	3.6(a)
Governmental Entity	1.1
Hazardous Substance	3.12(c)
Indemnifying Party	8.3(a)
Indemnitees	8.2(b)
Indemnity Reduction Amount	1.1
Independent Accountant	1.1
Insurance Amount	5.8(b)
Intellectual Property	1.1
Intentional Breach	1.1
Intercompany Payables	1.1
Intercompany Receivables	1.1
IRS	1.1
IT Assets	1.1
knowledge	1.1
Law	1.1
Liens	3.3
Loans	3.22(a)
Market Price	1.1
Marks	1.1
Miami Branch	5.13(a)
NASDAQ	1.1
New Plans	5.9(c)
Old Plans	5.9(d)
Other Expense Amount	1.1
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Board	5.3(b)
Parent Disclosure Letter	Article III
Parent Indemnitee	8.2(b)
Parent Plans	3.10(a)

v

Parent Tax Period	1.1
Patents	1.1
PBGC	1.1
Permits	3.9(c)
Permitted Liens	1.1
Person	1.1
Pre-Closing Tax Straddle Period	1.1
Purchase Price	2.1
Purchaser	Preamble
Purchaser Bank	2.4
Purchaser Bylaws	4.1(b)
Purchaser Charter	4.1(b)
Purchaser Common Stock	4.2(a)
Purchaser Disclosure Letter	Article IV
Purchaser Indemnitee	8.2(a)
Purchaser Material Adverse Effect	1.1
Purchaser Plan	1.1
Purchaser Preferred Stock	4.2(a)
Purchaser Regulatory Agreement	4.8(c)
Purchaser SEC Documents	4.5(a)
Representatives	1.1
Requisite Regulatory Approvals	5.5(a)
Restricted Business	5.13(a)
Restricted Period	5.13(a)
Sarbanes-Oxley Act	1.1
Scheduled Item	8.2(a)
SEC	1.1
Securities Act	1.1
Severance Payments	5.9(e)
Significant Subsidiary	1.1
Similar Purchaser Employees	5.9(a)
Stock Consideration	1.1
Stock Excess Amount	1.1
Stock Excess Value	1.1
Stock Sale	2.1
Straddle Period	1.1
Sublease Agreement	5.21
Subsidiary	1.1
Tax Contest	1.1
Tax Returns	1.1
Taxes	1.1
Third-Party Claim	8.3(a)
Transaction Document	1.1
Transaction Expense Cap	2.1
Transaction Expenses	1.1
Transactions	1.1
Transfer Taxes	5.18(e)
Transition Date	5.9(c)

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of February 28, 2017, is by and among IBERIABANK Corporation, a Louisiana corporation (“Purchaser”), Banco de Sabadell, S.A., a sociedad anónima organized and existing under laws of the Kingdom of Spain (“Parent”), and Sabadell United Bank, N.A., a national banking association (the “Bank”).

RECITALS

WHEREAS, the Bank is a wholly owned subsidiary of Parent;

WHEREAS, Parent owns all of the issued and outstanding shares of common stock, par value $2.30 per share, of the Bank (the “Bank Common Stock”);

WHEREAS, subject to the terms and conditions set forth herein, Parent desires to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser desires to purchase and accept from Parent, all of the shares of Bank Common Stock; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. Capitalized terms used but not defined in this Agreement shall have the meanings set forth as follows:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Bank Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Bank and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Parent or the Bank to consummate, or prevents or materially delays, the Closing or any of the other Transactions or would reasonably be expected to do so; provided, that a Bank Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of the Bank or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof, in each case after the date hereof, generally affecting banks, and (4) demonstrably resulting from the announcement or pendency of the Transactions; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on the Bank and its Subsidiaries, taken as a whole, as compared to similarly situated banks.

(c) “Bank Merger Act” means Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(c)), as amended, and applicable rules and regulations thereunder.

(d) “Benefit Plan” means all “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA, whether formal or informal or oral or written.

(e) “BHC Act” means the Bank Holding Company Act of 1956 (12 U.S.C. § 1841 et seq.), as amended, and applicable rules and regulations thereunder.

(f) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New Orleans, Louisiana; New York, New York; Madrid, Spain; or Barcelona, Spain are authorized by Law or executive order to be closed.

(g) “Business Employee” means any employee of Parent (including the Miami Branch) or any of its Affiliates (including the Bank and its Subsidiaries) who provides services primarily to the Bank or its Subsidiaries other than those persons listed in Section 1.1(g) of the Parent Disclosure Letter.

(h) “Cap” means an amount equal to $75,000,000 minus the Indemnity Reduction Amount.

(i) “Cash Consideration” means an amount equal to $803,113,980 plus the Stock Excess Value.

(j) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).

(k) “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(l) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(m) “ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is considered a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m), or (o) of the Code that includes any of the Bank or its Subsidiaries, or is considered a single employer under “common control” with any of the Bank or its Subsidiaries under Section 4001(b)(1) of ERISA.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(o) “Excluded Taxes” means (a) any Taxes of the Bank and its Subsidiaries for any Parent Tax Period, (b) any Taxes of the Bank and its Subsidiaries for any Pre-Closing Tax Straddle Period, to the extent such Tax was incurred outside of the ordinary course of business, (c) any Taxes imposed as a result of the Bank or any of its Subsidiaries being a member of any affiliated, consolidated, combined or unitary Tax group at any time on or prior to the Closing Date pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), or as a transferee or successor, by contract in existence at any time on or prior to the Closing Date, or otherwise, (d) any Taxes arising from any breach by Parent or any of its Affiliates (other than a breach by the Bank or any of its Subsidiaries after the Closing Date) of any covenant contained in Section 5.18 or Section 5.1(n) of this Agreement, (e) any Taxes arising from or in connection with any inaccuracy in or breach of any of the representations or warranties made by Parent in Section 3.13 of this Agreement, (f) Transfer Taxes for which Parent is responsible pursuant to Section 5.18(e) and (g) all costs and expenses, including reasonable out-of-pocket legal, accounting, appraisal, consulting or similar fees, actually incurred relating to the foregoing. For purposes of this Agreement, in the case of any Straddle Period, (i) real or personal property Taxes of the Bank and its Subsidiaries shall be allocated between the period ending on December 31, 2016 and the period beginning after December 31, 2016 pro rata on the basis of the number of days in such Tax period, and (ii) Taxes (other than real or personal property Taxes) of the Bank and its Subsidiaries for the Parent Tax Period shall be computed as if such taxable period ended as of the close of business on December 31, 2016.

(p) “FDIC” means the Federal Deposit Insurance Corporation.

(q) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(r) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

(s) “Indemnity Reduction Amount” has the meaning set forth on Section 1.1(s) of the Parent Disclosure Letter.

(t) “Independent Accountant” means a nationally recognized independent public accounting firm or other specialty qualified firm mutually agreed upon by Parent and Purchaser.

(u) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names”); (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists, technologies, trade secrets, works of authorship and any other information of any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.

(v) “Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(w) “Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other Loans that are payable by Parent or any of its Subsidiaries (other than the Bank or its Subsidiaries) to the Bank or its Subsidiaries.

(x) “Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other Loan that is receivable by Parent or any of its Subsidiaries (other than the Bank or its Subsidiaries) from the Bank or its Subsidiaries.

(y) “IRS” means the Internal Revenue Service.

(z) “IT Assets” means computers, computer software, code, firmware, servers, websites, applications, systems, work-stations, routers, hubs, switches, data communications lines, and all other information technology equipment.

(aa) “knowledge” of (a) Parent or the Bank means the actual knowledge after due inquiry of the individuals set forth on Section 1.1(aa) of the Parent Disclosure Letter and (b) Purchaser means the actual knowledge after due inquiry of the individuals set forth on Section 1.1(aa) of the Purchaser Disclosure Letter.

(bb) “Law” means any federal, state, local, foreign or multinational law, statute, ordinance, rule, code, regulation, order, judgment, directive, writ, injunction, arbitration award, agency requirement, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

(cc) “Losses” means losses, damages, liabilities, claims, interest, penalties, fines, judgments and settlements, including actual and documented costs and expenses in connection with (i) attorney’s fees, (ii) court costs, (iii) costs of suits and (iv) the cost of enforcing any right to indemnification hereunder; provided that in calculating a party’s Losses, the following shall be excluded: any loss of goodwill, loss of revenue, loss of profits, diminution in value and any other special, expectation, indirect or consequential losses or punitive damages (in each case other than any such losses or damages actually paid to third parties in connection with a Third-Party Claim).

(dd) “Market Price” means $85.0039.

(ee) “NASDAQ” means the NASDAQ Stock Market, Inc. and the NASDAQ Global Select Market, as applicable.

(ff) “Other Expense Amount” has the meaning set forth on Section 1.1(ff) of the Parent Disclosure Letter.

(gg) “Parent Tax Period” means any Taxable year or period ending on or prior to December 31, 2016, and in the case of any Straddle Period, the portion of such period ending on and including December 31, 2016.

(hh) “PBGC” means the Pension Benefit Guaranty Corporation.

(ii) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Bank or such Subsidiary consistent with past practice or (iii) restrictions on transfers under applicable securities laws.

(jj) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(kk) “Pre-Closing Tax Straddle Period” means with respect to any Taxable period which begins on or prior to and ends after December 31, 2016, any portion of such period ending on and including the Closing Date (computed as if such day ended at the Closing).

(ll) “Purchaser Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Purchaser to consummate, or prevents or materially delays, the Closing or any of the other Transactions or would reasonably be expected to do so; provided, that a Purchaser Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Purchaser or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof, in each case after the date hereof, generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the Transactions, (5) any failure by Purchaser to meet published or unpublished revenue or earnings projections or budgets or any decrease in the trading or market price, or change in trading volume, of Purchaser’s capital stock, and (6) any downgrade in rating of any debt or debt securities of Purchaser or any of its Subsidiaries, except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Purchaser and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (5) and (6), the facts and circumstances giving rise to such failure, decrease, change or downgrade that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect pursuant to the other clauses thereof may be taken into account in determining whether there has been a Purchaser Material Adverse Effect.

(mm) “Purchaser Plan” means all Benefit Plans (i) contributed, sponsored by or maintained by the Purchaser or its Subsidiaries, (ii) under which any employee, former employee, director, officer, independent contractor or consultant of Purchaser or its Subsidiaries has any present or future right to benefits or (iii) under which Purchaser or its Subsidiaries has any present or future liability.

(nn) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Person.

(oo) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(pp) “SEC” means the Securities and Exchange Commission and rules and regulations thereof.

(qq) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(rr) “Significant Subsidiary” has the meaning assigned to such term in Regulation S-X promulgated by the SEC.

(ss) “Stock Consideration” means 2,610,304 shares of Purchaser Common Stock; provided that if the issuance or delivery, as the case may be, of the Stock Consideration hereunder would cause Parent to own, directly or indirectly, shares of Purchaser Common Stock representing more than 4.9% of the total number of shares of Purchaser Common Stock issued and outstanding immediately following the Closing (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act), then the aggregate number of shares of Purchaser Common Stock to be issued or delivered to Parent or its designees at the Closing shall be reduced by the Stock Excess Amount.

(tt) “Stock Excess Amount” means an amount (rounded up to the nearest whole share) equal to the excess, if any, of (a) 2,610,304 shares of Purchaser Common Stock over (b) the number of shares of Purchaser Common Stock representing 4.9% of the total number of shares of Purchaser Common Stock that will be issued and outstanding immediately following the Closing (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act). For the avoidance of doubt, in the event there is no such excess, the Stock Excess Amount shall equal zero.

(uu) “Stock Excess Value” means an amount in U.S. dollars equal to the result of (i) the Stock Excess Amount multiplied by (ii) the Market Price. For the avoidance of doubt, in the event that the Stock Excess Amount is zero, then the Stock Excess Value shall equal zero.

(vv) “Straddle Period” means, with respect to the Bank and its Subsidiaries, any taxable period beginning on or prior to and ending after December 31, 2016.

(ww) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(xx) “Tax Contest” means any federal, state, local, or foreign audit, examination, refund litigation, adjustment in controversy, or other administrative proceeding or court proceeding.

(yy) “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity, and (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group.

(zz) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

(aaa) “Transaction Document” means this Agreement, the Sublease Agreement and any certificate delivered in connection herewith.

(bbb) “Transaction Expenses” means any fees, costs and expenses paid or payable by the Bank or any of its Subsidiaries or any of its Affiliates arising out of, related to or in connection with (whether alone or in connection with a subsequent event) the negotiation, drafting, execution and consummation of the Transactions, including (i) any fees, costs and expenses of counsel, accountants, investment bankers, broker’s, finder’s or other advisors or service providers of the Bank or any of its Subsidiaries, and (ii) the sum of (A) any retention, change in control, incentive or similar bonuses, other than those listed on Section 1.1(bbb) of the Parent Disclosure Letter, and (B) the employer portion of any payroll, withholding, social security, unemployment or other similar employer Taxes and “tax gross-up” payments associated with any payment made under the preceding clause (A), but in each case excluding the Severance Payments.

(ccc) “Transactions” means the Stock Sale, the Bank Merger and the other transactions contemplated by this Agreement.

Section 1.2 Interpretation.

(a) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. The phrase “made available” means any document or other information that was (i) provided by one party or its Representatives to the other party or its Representatives prior to the date hereof; (ii) included in the virtual or physical data room of a party hereto prior to the date hereof; or (iii) filed or furnished by a party with the SEC and publicly available on EDGAR prior to the date hereof. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party. The mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Bank Material Adverse Effect or Purchaser Material Adverse Effect, as applicable.

(b) In this Agreement, except as context may otherwise require, references:

(i) to the Preamble, Recitals, Articles, Sections, Schedules or Exhibits are to the Preamble to, a Recital, Article or Section of, or Exhibit or Schedule to, this Agreement;

(ii) to this Agreement are to this Agreement, as amended, modified or supplemented in accordance with this Agreement, and the Schedules and Exhibits to it, taken as a whole;

(iii) to any statute or regulation are to such statute or regulation as amended, modified, supplemented or replaced from time to time; and to any section of any statute or regulation are to any successor to such section;

(iv) to any statute includes any regulation or rule promulgated thereunder; and

(v) to any Governmental Entity include any successor to that Governmental Entity.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing, (a) Parent shall sell, convey, assign and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Parent, all of the shares of Bank Common Stock issued and outstanding, free and clear of any Liens (the “Stock Sale”) and (b) Purchaser shall pay, or cause to be paid, to Parent, in the manner set forth herein, (i) the Stock Consideration and (ii) an amount equal to (x) the Cash Consideration minus (y) the amount of Transaction Expenses in excess of $15,000,000 (the “Transaction Expense Cap”) minus (z) the Other Expense Amount ((i) and (ii) collectively, the “Purchase Price”).

Section 2.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 9:00 a.m., Eastern time, on the last Business Day of the calendar month in which all of the conditions set forth in Article VI have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or, if such last Business Day is not at least five (5) Business Days after the aforementioned satisfaction or waiver, then the last Business Day of the immediately following calendar month, unless another date, time or place is agreed to in writing by the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3 Deliveries at Closing. At the Closing, in accordance with the terms and conditions set forth in this Agreement:

(a) Parent shall, or shall cause the Bank to:

(i) deliver to Purchaser a certificate or certificates evidencing all the shares of Bank Common Stock issued and outstanding, duly endorsed in blank or accompanied by stock powers duly executed in blank, in form and substance reasonably satisfactory to Purchaser;

(ii) deliver to Purchaser all of the minute books, stock ledgers and similar corporate records and corporate seals of the Bank and its Subsidiaries;

(iii) deliver to Purchaser the certificates referred to in Section 6.2(c);

(iv) deliver to Purchaser written resignations of, or appropriate board resolutions effecting the removal of, all the directors and corporate officers of the Bank and each of its Subsidiaries, and such other officers of the Bank and its Subsidiaries set forth on Schedule 2.3(a)(iv) of the Parent Disclosure Letter

(in each case other than those officers as may be specified in writing by Purchaser prior to Closing) from their positions as directors or officers of the Bank and/or its Subsidiaries, with such resignations or removal to be effective as of the Closing;

(v) deliver to Purchaser the Sublease Agreement, duly executed by Parent; and

(vi) deliver to Purchaser a duly executed and acknowledged certificate, in form and substance acceptable to Purchaser and in compliance with the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations, certifying such facts as to establish that the sale of the shares of Bank Common Stock and any other transactions contemplated hereby are exempt from withholding pursuant to Section 1445 of the Code;

(b) Purchaser shall:

(i) deliver to Parent certificates or, if uncertificated, other evidence of ownership representing the Stock Consideration (or, if applicable, other similar documentation evidencing the Stock Consideration), registered in the name of Parent;

(ii) deliver to Parent the certificate referred to in Section 6.3(c);

(iii) deliver to Parent the Sublease Agreement, duly executed by Purchaser;

(iv) pay to Parent the Cash Consideration by wire transfer of immediately available funds to one or more accounts to be designated in writing by Parent to Purchaser no later than two (2) Business Days prior to the Closing Date; and

(v) pay, or cause the Bank or its Subsidiaries to pay, all Transaction Expenses to the extent unpaid as of the Closing to such Persons as they are owed by wire transfer of immediately available funds to the account or accounts specified in writing by Parent at least two (2) Business Days prior to the Closing Date.

Section 2.4 Bank Merger. Following the consummation of the Closing, the Bank will merge (the “Bank Merger”) with and into IBERIABANK, a Louisiana banking organization and wholly owned subsidiary of Purchaser (“Purchaser Bank”). Purchaser Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence under the name “IBERIABANK”, and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger shall become effective at such time following the consummation of the Closing as Purchaser shall specify. The Bank Merger shall be implemented pursuant to a plan of merger, in a customary form to be specified by Purchaser and approved by Parent, such approval not to be unreasonably withheld or delayed (the “Bank Plan of Merger”). In order to obtain the necessary state and federal regulatory approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) Parent shall cause the Bank to approve the Bank Plan of Merger, Parent, as the sole shareholder of the Bank, shall approve the Bank Plan of Merger and Parent shall cause the Bank Plan of Merger to be duly executed by the Bank and delivered to Purchaser and (ii) Purchaser shall cause Purchaser Bank to approve the Bank Plan of Merger,

Purchaser, as the sole shareholder of Purchaser Bank, shall approve the Bank Plan of Merger and Purchaser shall cause Purchaser Bank to duly execute and deliver the Bank Plan of Merger to Parent. Prior to the Closing, Parent shall cause the Bank, and Purchaser shall cause Purchaser Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) following the Closing.

Section 2.5 Reservation of Right to Change Structure; Tax Treatment. Notwithstanding anything to the contrary contained in this Agreement, before the Closing, the parties may mutually agree at any time to change the method of effecting the business combinations contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, that no such change shall (i) alter or change the amount or kind of the consideration to be paid to Parent hereunder or (ii) materially impede or delay consummation of the business combination. The parties agree that the Stock Sale shall be treated for U.S. federal income tax purposes as a taxable purchase and sale of the shares of Bank Common Stock, and neither Parent nor Purchaser shall take any position on any Tax Return, or take any other reporting position, inconsistent with such treatment unless otherwise required by any change in applicable Law or in the interpretation or application thereof.

Section 2.6 Withholding. The Purchaser acknowledges that it does not currently expect to be required to make any withholding or deduction to the amounts payable to Parent pursuant to this Agreement under current Law, so long as Parent complies with Section 2.3(a)(vi). Notwithstanding any provision contained herein to the contrary, to the extent there is a change in applicable Law which requires that Purchaser withhold or deduct any amounts payable to Parent pursuant to this Agreement, Purchaser and its Affiliates shall be entitled to deduct and withhold from any payments made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any applicable Law; provided, that Purchaser shall be required to provide written notice to Parent of the amount of such withholding or deduction as promptly as practicable after Purchaser becomes aware of any required withholding or deduction (and, in any event, at least five (5) Business Days prior to the Closing); provided further, that to the extent any such withholding or deduction by Purchaser would, individually or in the aggregate, be equal to or greater than the amount set forth in Section 2.6 of the Parent Disclosure Letter, then the parties shall negotiate in good faith for a period of fifteen (15) days following the delivery of written notice to Parent modifications to this Agreement in order to mitigate any such withholding or deduction and, if the parties are unable to so agree on modifications to this Agreement that would reduce such withholding or deduction by Purchaser to an amount that is less than the amount set forth in Section 2.6 of the Parent Disclosure Letter, then Parent shall be entitled to terminate the Agreement during the five (5) Business Day period following such fifteen (15)-day negotiation period without any penalty. To the extent that amounts are so withheld, and paid to the proper taxing authority pursuant to any applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure letter delivered by Parent to Purchaser prior to the execution of this Agreement (the “Parent Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Parent’s or the Bank’s covenants contained herein, provided, that disclosure in any section of the Parent Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement and provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Bank Material Adverse Effect), Parent represents and warrants to Purchaser as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date) as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of Parent, the Bank and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect.

(b) Parent has previously made available to Purchaser true and complete copies of the Bank’s articles of association (the “Bank Articles”) and bylaws (the “Bank Bylaws”) and the articles or certificate of incorporation or organization and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither the Bank nor any of its Subsidiaries is in violation of any provision of the Bank Articles or the Bank Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Bank consists of 3,000,000 shares of Bank Common Stock. As of the date hereof, (i) 1,565,091 shares of the Bank Common Stock (excluding treasury shares) are issued and outstanding, (ii) no shares of the Bank Common Stock are held by the Bank in its treasury, and (iii) no shares of preferred stock of Bank are issued and outstanding or held by the Bank in its treasury. All the outstanding shares of capital stock of the Bank are duly authorized, validly issued, fully paid and nonassessable (except as provided in 12 U.S.C. §55) and not subject to any preemptive or similar rights. No shares of capital stock of the Bank are owned by any Subsidiary of the Bank. Parent has good and marketable title to, and is the sole record and beneficial owner, of all of the shares of Bank Common Stock issued and outstanding, free and clear of any Liens (other than restrictions on transfer which arise under applicable securities Laws or the Transaction Documents). Upon consummation of the Closing, Parent will deliver to Purchaser good and marketable title to all such shares of Bank Common Stock, free and clear of any Liens.

(b) Neither the Bank nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of the Bank or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as otherwise disclosed on Section 3.2(b) of the Parent Disclosure Letter, as set forth above in Section 3.2(a), and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by the Bank, there are no outstanding (i) shares of capital stock or other voting securities or equity interests of the Bank, (ii) securities of the Bank or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Bank or any of its Subsidiaries, (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Bank or any of its Subsidiaries or other equity equivalent or equity-based award or right, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Bank or any of its Subsidiaries, or obligations of the Bank or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of the Bank or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Bank or any of its Subsidiaries or rights or interests described in clause (iii) or (v) obligations of the Bank or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except as otherwise set forth on Section 3.2(b) of the Parent Disclosure Letter, and except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Bank or any of its Subsidiaries is a party or on file with the Bank or its Subsidiaries with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of the Bank or any of its Subsidiaries. Neither the Bank nor any of its Subsidiaries has any trust preferred or subordinated debt securities or other similar securities issued or outstanding.

(c) Except as set forth on Section 3.2(c) of the Parent Disclosure Letter, neither Parent, the Bank nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Bank or any of its Subsidiaries.

Section 3.3 Subsidiaries. Section 3.3 of the Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of (a) each Subsidiary of the Bank, including its jurisdiction of incorporation or formation and (b) each other Person that is not a Subsidiary but in which the Bank holds, directly or indirectly, a 5% or greater equity interest (each, a “Bank Minority Interest Business”), and in each case the number of equity interests held, directly or indirectly, by the Bank in such Subsidiary or Bank Minority Interest Business, as the case may be, and the percentage of the Bank’s direct or indirect equity interest in such Subsidiary or Bank Minority Interest Business, as the case may be, relative to all outstanding equity interests (on a fully diluted basis). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Bank have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other equity or voting interests of each Subsidiary of the Bank and each Bank Minority Interest Business that are owned, directly or indirectly, by the Bank or a Subsidiary thereof are free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws. Except for (x) the capital stock of, or other equity or voting interests in, its Subsidiaries and (y) its interests in the Bank Minority Interest Businesses, the Bank does not own, directly or indirectly, any 5% or greater equity, membership interest, partnership interest, joint venture interest in any Person, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. The Bank does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. §1813(c)(1)).

Section 3.4 Authority.

(a) Each of Parent and the Bank has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and the Bank and the consummation by Parent and the Bank of the Transactions have been duly and validly approved by all necessary corporate action on the part of Parent and the Bank and no other corporate proceedings on the part of Parent or the Bank are necessary to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and the Bank and, assuming the due authorization, execution and delivery by Purchaser, constitutes a valid and binding obligation of Parent and the Bank, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) No vote of the shareholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law or its organizational documents to consummate the Transactions.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Parent and the Bank do not, and the consummation of the Transactions and compliance by Parent and the Bank with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Parent, the Bank or any of its Subsidiaries under, any provision of (i) the Bank Articles or the Bank Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of Parent or any Subsidiary of the Bank, (ii) except as set forth on Section 3.5(a) of the Parent Disclosure Letter, any Contract to which Parent (solely with respect to the Bank or any of its Subsidiaries), the Bank or any of its Subsidiaries is a party or by which Parent (solely with respect to the Bank or any of its Subsidiaries), the Bank or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of any self-regulatory authority applicable to Parent, the Bank or any of its Subsidiaries or by which Parent, the Bank or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect.

(b) Except as set forth in Section 3.5(b) of the Parent Disclosure Letter, no consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Parent, the Bank or any of its Subsidiaries in connection with the execution, delivery or performance by Parent or the Bank of this Agreement or to consummate the Transactions, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, the Bank Merger Act and Title 6 of the Louisiana Revised Statutes, (ii) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, and (iii) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. As of the date hereof, assuming compliance by Purchaser with its obligations under this Agreement, neither Parent nor the Bank has knowledge of any reason why all regulatory approvals from any Governmental Entities required for the consummation of the Transactions and listed in items (i) through (iii) of this Section 3.5(b) would not be obtained on a timely basis.

Section 3.6 Financial Statements.

(a) Parent has previously made available to Purchaser true and complete copies of the audited consolidated financial statements of the Bank (including the related notes thereto) for the fiscal years ended 2013, 2014 and 2015, and the unaudited consolidated financial statements (including the related notes thereto) for the twelve (12)-month period ending December 31, 2016 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Bank and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), in each case in accordance with GAAP.

(b) Neither the Bank nor any of its Subsidiaries has, and since December 31, 2015, neither the Bank nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.1), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, (iii) for any liabilities incurred with respect to the Transactions and (iv) for other liabilities and obligations that individually or in the aggregate do not exceed $350,000.

(c) The books and records of the Bank and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of the Bank and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are in all material respects under the exclusive ownership and direct control of the Bank or its Subsidiaries or accountants (including all means of access thereto and therefrom) except for any non-exclusive ownership and non-direct control that would not reasonably be likely to be material to the system of internal accounting control of the Bank. The Bank and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP consistently applied and applicable Law.

(d) Since December 31, 2013, neither the Bank nor any of its Subsidiaries nor, to the knowledge of Parent or the Bank, any director, officer, employee, auditor, accountant or Representative of the Bank or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Bank or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Bank or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.7 Absence of Certain Changes or Events.

(a) Except as set forth in Section 3.7(a) of the Parent Disclosure Letter, since December 31, 2015, (i) the Bank and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and (ii) none of them has taken any action that would have been prohibited by Sections 5.1(b), (f), (g), (h), (j), (k) (in the case of clause (k) only for changes that are material), (n), (p), (q) or (u) if taken after the date hereof without the prior written consent of Purchaser.

(b) Since December 31, 2015, there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article III or otherwise), has had or would reasonably be expected to have a Bank Material Adverse Effect.

Section 3.8 Litigation. Except as set forth on Section 3.8 of the Parent Disclosure Letter, there is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Parent or the Bank, threatened against or affecting the Bank or any of its Subsidiaries or any of their respective properties or assets, or, to the knowledge of Parent or the Bank, any present or former officer, director or employee of the Bank or any of its Subsidiaries in such individual’s capacity as such, other than Actions that would not, individually or in the aggregate, reasonably be expected to be material to Bank and its Subsidiaries, taken as a whole. Neither the Bank nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, ruling or decree of any Governmental Entity that would, individually or in the aggregate, reasonably be expected to be material to Bank and its Subsidiaries, taken as a whole.

Section 3.9 Compliance with Laws.

(a) Except as set forth on Section 3.9(a) of the Parent Disclosure Letter, the Bank and each of its Subsidiaries are and, at all times since December 31, 2013, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, the Truth in Lending Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Real Estate Settlement Procedures Act, the Electronic Fund Transfer Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and all other applicable fair lending Laws and other Laws relating to discriminatory business practices, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, and any sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, in each case except where any non-compliance would not, individually or the aggregate, reasonably be expected to be material to Bank and its Subsidiaries, taken as a whole.

(b) Except as set forth on Section 3.9(b) of the Parent Disclosure Letter or as would not individually or in the aggregate, reasonably be expected to be material to Bank and its Subsidiaries, taken as a whole, since December 31, 2013: (i) the Bank and each of its Subsidiaries have properly certified all foreign deposit accounts and made all necessary Tax withholdings on all such deposit accounts; (ii) the Bank and each of its Subsidiaries have timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite reports required by any agency of the United States Treasury Department such as the IRS and (iii) the Bank and each of its Subsidiaries have properly followed its established policies on filing Suspicious Activity Reports with the Financial Crimes Enforcement Network required to be filed by them, which policies and filings in each case are and were in compliance with the applicable Laws and regulations referenced in this Section 3.9.

(c) The Bank and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2013 have held, all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Parent’s or the Bank’s knowledge no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, except where the failure to be in possession of, the suspension or cancellation of, the failure to be valid or in full force and effect of any of the Permits would not, individually or in the aggregate, reasonably be expected to be material to Bank and its Subsidiaries, taken as a whole.

(d) The Bank is a national banking association duly organized and validly existing under the Laws of the United States. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No Action for the revocation or termination of such deposit insurance is pending or, to the knowledge of Parent or the Bank, threatened. The Bank is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Atlanta.

(e) Since December 31, 2013, neither the Bank nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (i) asserting that the Bank or any of its Subsidiaries is in default in any material respect under any applicable Laws or Permits, (ii) threatening to revoke any Permits, (iii) requiring the Bank or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any restrictions on the conduct of the Bank’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Bank Regulatory Agreement”), or (iv) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither the Bank nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither the Bank nor any of its Subsidiaries is party to or subject to any Bank Regulatory Agreement. Parent is not subject to any agreement of the type described above that could impair its ability to consummate the Transactions.

(f) Since December 31, 2013, the operations of the Bank and its Subsidiaries are, and have been conducted at all times, in compliance in all material respects with applicable anti-money laundering and terrorist financing Laws, and to Parent’s or the Bank’s knowledge, no Action by or before any Governmental Entity involving the Bank or any of its Subsidiaries with respect to such Laws is pending or, to Parent’s knowledge, threatened. The Bank and its Subsidiaries have established and maintain a system of internal controls reasonably designed to ensure compliance in all material respects with applicable financial recordkeeping and reporting requirements of the anti-money laundering and terrorist financing Laws.

(g) Since December 31, 2013, neither the Bank nor any of its Subsidiaries nor any of their respective directors, executives, or any of their respective Representatives, agents or employees acting on their behalf (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business on behalf of the Bank or any of its Subsidiaries, to obtain special concessions for the Bank or its Subsidiaries, to pay for favorable treatment for business on behalf of the Bank or any of its Subsidiaries secured or to pay for special concessions already obtained for the Bank or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury. The Bank and its Subsidiaries have established and maintained a system of internal controls designed to provide reasonable assurances regarding compliance in all material respects by the Bank and its Subsidiaries with the foregoing.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in a Bank Material Adverse Effect, during the past three (3) years, the Bank and its Subsidiaries have complied in all material respects with applicable privacy and customer information requirements contained in any applicable federal and state privacy Law as well as with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

(i) The Bank and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. As of their respective filing dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), such reports, forms, schedules, registrations, statements and other documents complied with applicable Law in all material respects. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, the Bank or any of its Subsidiaries.

Section 3.10 Benefit Plans.

(a) All Benefit Plans (i) contributed, sponsored by or maintained by the Bank or its Subsidiaries, (ii) under which any current or former employee, director, officer,

independent contractor or consultant of the Bank or its Subsidiaries has any present or future right to benefits or (iii) under which Bank or its Subsidiaries has any present or future liability are referred to herein as the “Business Plans.” Each material Business Plan is identified on Section 3.10(a) of the Parent Disclosure Letter. Section 3.10(a) of the Parent Disclosure Letter separately identifies which Business Plans are sponsored by the Bank and its Subsidiaries (the “Bank Plans”) and which Business Plans are sponsored by Parent and its Subsidiaries (other than the Bank and its Subsidiaries) (the “Parent Plans”).

(b) With respect to each material Business Plan, the Bank has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, and (iv) for the most recent three years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports. Parent also has furnished and made available to Purchaser copies of any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Bank or its Subsidiaries in connection with the Transactions (together with the underlying documentation on which such calculation is based).

(c) With respect to each Bank Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.10, individually or in the aggregate, would reasonably be expected to result in a material liability to the Bank or its Subsidiaries:

(i) each Bank Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and other applicable Law, and all contributions required to be made under the terms of any Bank Plan have been timely made;

(ii) each Bank Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Parent or the Bank, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Bank Plan or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter the Bank is permitted to rely;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the knowledge of Parent or the Bank, threatened relating to Bank Plans, any fiduciaries thereof with respect to their duties to Bank Plans or the assets of any of the trusts under any Bank Plans (other than routine claims for benefits) nor, to the knowledge of Parent or the Bank, are there facts or circumstances that exist that could reasonably give rise to any such Actions, and no written or oral communication has been received from the PBGC in respect of any Bank Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the Transactions; and

(iv) to the knowledge of Parent or the Bank, no “reportable event” (as such term is defined in Section 4043 of ERISA), and no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), in each case whether or not waived, has occurred with respect to any Bank Plan.

(d) Neither the Bank, its Subsidiaries nor any of their ERISA Affiliates has, within the preceding six (6) years, maintained, contributed to, been required to contribute, or otherwise had any liability with respect to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Bank Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Bank, its Subsidiaries nor any of their ERISA Affiliates has at any time within the preceding six (6) years sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan. None of the Bank nor its Subsidiaries have any current or future obligation to provide post-retirement health, life or other welfare benefits (other than as required by Section 4980B of the Code or any similar applicable Law).

(e) Except as otherwise disclosed on Section 3.10(e) of the Parent Disclosure Letter, neither the Bank nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the Transactions, and neither the execution of this Agreement, nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Bank Plans, (iii) limit or restrict the right of the Bank to merge, amend, or terminate any of the Bank Plans, or (iv) result in the payment of payments which would not be deductible under Section 280G of the Code.

(f) No Bank Plan is maintained outside the jurisdiction of the United States, or provides compensation or benefits in respect of any Business Employee (or dependent thereof) residing or working outside the United States.

(g) Following the Closing, the Bank and its Subsidiaries shall not have any liability under any Parent Plan.

Section 3.11 Labor Matters.

(a) There are no collective bargaining agreements or other labor union Contracts, agreements or understandings applicable to any employees of the Bank or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout in respect of any collective bargaining agreements or other labor union Contracts, agreements or understandings applicable to any employees of the Bank or any of its Subsidiaries, or, to the knowledge of Parent or the Bank, threat thereof, by or with respect to any employees of the Bank or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. To the knowledge of Parent or the Bank, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Bank or any of its Subsidiaries. Neither the Bank nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice (as defined under the National Labor Relations Act of 1935). The Bank and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. No Action asserting that the Bank or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Bank or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Parent or the Bank, threatened with respect to the Bank or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither the Bank nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of the Bank, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Bank or any of its Subsidiaries and, to the knowledge of Parent or the Bank, no such investigation is in progress.

Section 3.12 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect: (i) neither the Bank’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by the Bank or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) neither the Bank nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that the Bank or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by the Bank or any of its Subsidiaries or as a result of any operations or activities of the Bank or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to the Bank or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Parent or the Bank, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Bank or any of its Subsidiaries under any Environmental Law; and (v) neither the Bank, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Parent’s or the Bank’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

Section 3.13 Taxes.

(a) All material income and other Tax Returns required to have been filed by or with respect to the Bank or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by the Bank or its Subsidiaries have been paid or will be timely paid. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity orally or in writing against the Bank or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Liens for Taxes on the assets of the Bank or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which the Bank or any of its Subsidiaries may be subject. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any taxing authority within the three-year period immediately preceding the date of this Agreement with respect to the Bank or its Subsidiaries. All Taxes not yet due and payable by the Bank or its Subsidiaries (or any other corporation merged into or consolidated with the Bank or any of its Subsidiaries) have been, in all material respects, properly accrued on the most recent Financial Statements in accordance with GAAP. None of the Bank or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common parent of which is the Bank or any of its Subsidiaries).

(b) The Bank and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. The Bank and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax Laws).

(c) As of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Parent or the Bank, threatened in writing against or with respect to the Bank or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.

(d) Neither the Bank nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(e) Neither the Bank nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.

(f) Neither the Bank nor any of its Subsidiaries (i) is or has been a member of an affiliated group (other than a group the common parent of which is the Bank) filing a consolidated, joint, combined or unitary Tax Return or (ii) has any liability for Taxes of any person (other than the Bank and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(g) During the last five years, no written claim has been made by any Governmental Entity that the Bank or any of its Subsidiaries (or the income or assets of the Bank or any of its Subsidiaries) may be subject to taxation by a jurisdiction where Tax Returns are not filed by or on behalf of the Bank or any of its Subsidiaries (or its income or assets).

(h) Neither the Bank nor any of its Subsidiaries will be required, as a result of any change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local, or foreign Law) in taxable income for any taxable period beginning on or after the Closing Date.

(i) Neither the Bank nor any of its Subsidiaries has issued, or been the holder of, an “expanded group interest” within the meaning of Treasury Reg. Section 1.385-2(d)(3) (an “EGI”). Neither the Bank nor any of its Subsidiaries has issued, or been the holder of, an EGI that was characterized as stock pursuant to Treasury Reg. Section 1.385-2(b) or Treasury Reg. Section 1.385-3(b).

Section 3.14 Contracts.

(a) Section 3.14 of the Parent Disclosure Letter lists each of the following types of Contracts to which the Bank or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any lease of real property that provides for annual payments of $100,000 or more;

(ii) any Contract that contains any noncompetition or exclusive dealing agreements or “most favored nation” provision or other agreement or obligation that purports to materially limit or restrict in any respect the ability of the Bank or any of its Subsidiaries (or, following the consummation of the Transactions, would limit the ability of Purchaser or any of its Affiliates) to compete in any line of business or with any Person or in any geographic area (other than as may be required by Law or any Governmental Entity) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of the Bank or any of its Subsidiaries (or, following consummation of the Transactions, Purchaser or any of its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(iii) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset acquisition or sale or acquisition or sale of equity securities not in the ordinary course of business consistent with past practice, or any Contract which relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset acquisition or sale or acquisition or sale of equity securities and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(iv) any Contract relating to the borrowing of money or the deferred purchase price of property or services by it or any its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such foregoing obligations of a third party (other than by customers of the business of Bank or other Bank loan parties, deposit liabilities and FHLB borrowings and Contracts relating to endorsements for payment, guarantees and letters of credit made in the ordinary course of business consistent with past practice), including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(v) any Contract that involves expenditures or receipts of it or any of its Subsidiaries in excess of $200,000 per year (other than pursuant to Loans originated or purchased by the Bank or its Subsidiaries in the ordinary course of business consistent with past practice);

(vi) any Contract that provides for future payments or obligations of the Bank or its Subsidiaries in excess of $200,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of one hundred eighty (180) days or less;

(vii) any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar agreement that is with any director or executive officer;

(viii) any Contract creating a joint venture, franchise, partnership, limited liability company agreement or similar arrangement, or relating to the operation, management or control of any partnership, franchise or joint venture, in each case, with any third parties;

(ix) any Contract which limits payments of dividends;

(x) any (i) license, development, consent, source code escrow or similar agreement relating to Intellectual Property or (ii) agreement for the provision of or services relating to IT Assets, in each case, that are material to the business and operations of the Bank and its Subsidiaries, other than non-exclusive in-licenses to commercially available software for annual fees of less than $300,000 per year or non-exclusive out-licenses in the ordinary course of business (but including open source software licenses that require licensees to license or make source code available to third parties if software incorporating or based upon such licensed software is licensed, conveyed or made available to third parties); and

(xi) any Contract required to be listed on Section 3.19 of the Parent Disclosure Letter.

Each Contract of the type described in the foregoing clauses (i) through (xi) is referred to herein as a “Bank Material Contract.”

(b) (i) Each Bank Material Contract is valid and binding on the Bank and any of its Subsidiaries to the extent the Bank or such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent or the Bank, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect; and (ii) there is no default under any Bank Material Contract by the Bank or any of its Subsidiaries or, to the knowledge of Parent or the Bank, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Bank or any of its Subsidiaries or, to the knowledge of Parent or the Bank, any other party thereto under any such Bank Material Contract, nor has the Bank or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Bank Material Contract, except where any such default, event or condition, or any such termination or non-renewal would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. Parent has made available to Purchaser true and complete copies of all the Bank Material Contracts, including any amendments thereto.

Section 3.15 Insurance. Section 3.15 of the Parent Disclosure Letter sets forth a true and complete list of all the insurance policies, binders or bonds maintained by, or for the benefit of, the Bank or its Subsidiaries. All of such policies, binders or bonds are in full force and effect, neither the Bank nor any of its Subsidiaries are in default thereunder and all premiums and other payments due under any such policy have been paid in full. No written notice of cancellation or termination has been received with respect to any such policy. There is no material claim pending under any of such policies with respect to the Bank or its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.16 Real and Personal Property.

(a) Section 3.16(a) of the Parent Disclosure Letter sets forth a true and complete list of all real property owned, leased or licensed by the Bank or its Subsidiaries or otherwise occupied by the Bank or any of its Subsidiaries.

(b) The Bank and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Permitted Liens. To the knowledge of Parent or the Bank, there are no outstanding options, rights of first offer or refusal or other preemptive rights or purchase rights with respect to any such owned real property. There are no pending or, to Parent’s or the Bank’s knowledge, threatened, condemnation or similar proceedings affecting such owned real property or any portion thereof.

(c) The Bank and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all material tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens). Each of the Bank and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by the Bank or such Subsidiary or, to the knowledge of Parent or the Bank, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default by the Bank or such Subsidiary or to the knowledge of Parent or the Bank, such other party, except for any such noncompliance, default or failure to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. All rent and other sums and charges due and payable under such leases have been paid in full. Section 3.16(c) of the Parent Disclosure Letter sets forth all material leases of the Bank and its Subsidiaries as of the date hereof.

(d) Except as set forth on Section 3.16(d) of the Parent Disclosure Letter, other than (i) properties for which the Bank or any of its Subsidiaries is landlord or sublessor, (ii) properties the Bank or its Subsidiaries own as satisfaction on a debt previously contracted, or (iii) as set forth on Section 3.19 of the Parent Disclosure Letter, there are no Persons in possession of any portion of any of the real property owned or leased by the Bank or its Subsidiaries other than the Bank or its Subsidiaries, and no Person other than the Bank or its Subsidiaries has the right to use or occupy for any purpose any portion of real property owned or leased by the Bank or its Subsidiaries.

Section 3.17 Intellectual Property.

(a) Section 3.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Marks, Patents and registered Copyrights, including any registrations and pending applications to register any of the foregoing, owned (in whole or in part) by the Bank or any of its Subsidiaries or used in the business of the Bank or any of its Subsidiaries (collectively, “Bank Registered IP”). Except as would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect, (i) all the Bank Registered IP is unexpired and (other than patent applications or applications to register trademarks) is, to the knowledge of Parent or the Bank, valid and enforceable and (ii) no Bank Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent or the Bank, no such action is or has been threatened with respect to any of the Bank Registered IP.

(b) Except as set forth in Section 3.19 of the Parent Disclosure Schedule and for the Parent Marks or as would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect, the Bank or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by the Bank or its Subsidiaries that are disclosed or excepted from disclosure under Section 3.14(a)(x)), free and clear of any and all Liens (other than Permitted Liens), all the Bank Registered IP and all other Intellectual Property that is material to the businesses of the Bank or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to the Bank or a Subsidiary thereof pursuant to an existing license agreement and used by the Bank or such Subsidiary within the scope of such license.

(c) Each of the Bank and its Subsidiaries has taken reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of its confidential information and trade secrets, including safeguarding any such information that is accessible through computer systems or networks.

(d) None of the activities or operations of the Bank or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property other than patents (and to Parent’s or the Bank’s knowledge, patents) of any third party and neither the Bank nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. To Parent’s or the Bank’s knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to the Bank or any of its Subsidiaries that is material to any of the businesses of the Bank or any of its Subsidiaries. No Intellectual Property owned by or exclusively licensed to the Bank or any of its Subsidiaries that is material to any of the businesses of the Bank or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Bank or any of its Subsidiaries.

(e) The material IT Assets used in connection with the Bank and its Subsidiaries’ businesses operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Bank in connection with its and its Subsidiaries’ business. The Bank and its Subsidiaries take reasonable actions that are compliant in all material respects with applicable industry standards and certifications to protect and maintain the confidentiality, continuous operation and security of the IT Assets used in the conduct of their businesses (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and since December 31, 2013 there have been no violations, breaches or outages of (or unauthorized access to or use of) same (other than those that were resolved without material liability or expense or an obligation to notify any other Person of such event). The Bank and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that are compliant in all material respects with applicable industry standards and certifications.

(f) Except as set forth in Section 3.19 of the Parent Disclosure Schedule and for the Parent Marks, each of the Bank and its Subsidiaries, on the one hand, and the Parent and its Affiliates, on the other hand, do not use any Intellectual Property owned by or licensed to the other such entities.

Section 3.18 Brokers. No broker, investment banker, financial advisor or other Person, other than Keefe, Bruyette & Woods, Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates other than agreements with other financial advisors engaged and paid solely by Parent (with respect to which neither the Bank nor its Subsidiaries has any liability or obligation and which is not included in Transaction Expenses). True, correct and complete copies of all agreements with Keefe, Bruyette & Woods, Inc. relating to any such fees or commissions have been furnished to Purchaser prior to the date hereof.

Section 3.19 Intercompany and Affiliate Arrangements. Section 3.19 of the Parent Disclosure Letter identifies all Contracts, plans, arrangements or other transactions between the Bank or its Subsidiaries, on the one hand, and either (i) Parent or any of its Affiliates (other than the Bank and its Subsidiaries), (ii) any record or beneficial owner of five percent (5%) or more of the voting securities of the Bank or (iii) any Affiliate or family member of any such officer, director or record or beneficial owner, on the other hand, except in the case of clauses (ii) or (iii), for those of a type available to employees of the Bank and the Miami Branch generally.

Section 3.20 Derivative Instruments and Transactions.

(a) All Derivative Transactions, whether entered into for the Bank’s own account or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (i) in the ordinary course of business consistent with past practice and in accordance in all material respects with prudent business practices and all applicable Laws and (ii) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Bank or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither the Bank nor its Subsidiaries, nor to Parent’s or the Bank’s

knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement, except for breaches that would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. The financial position of the Bank and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Bank and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Section 3.21 Trust Business. Except as set forth on Section 3.21 of the Parent Disclosure Letter, each of the Bank and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable Laws, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect. To Parent’s or the Bank’s knowledge, since December 31, 2011, neither the Bank, its Subsidiaries nor any of their respective current or former directors, officers or employees has committed any breach of trust with respect to any such fiduciary account.

Section 3.22 Loan Matters.

(a) There are (i) except as set forth in Section 3.22(a) of the Parent Disclosure Letter, no outstanding loans and other extensions of credit (including commitments to extend credit) (“Loans”) to any directors, executive officers or principal shareholders (as such terms are defined in the Federal Reserve’s Regulation O (12 C.F.R. Part 215)) of the Bank or any of its Subsidiaries, (ii) except as set forth in Section 3.22(b) of the Parent Disclosure Letter, no outstanding Loans to any employee, officer, director of the Bank or other Affiliate of the Bank on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) no such outstanding Loans that were not originated in compliance in all material respects with all applicable Laws.

(b) Except as set forth on Section 3.22(b) of the Parent Disclosure Letter, each outstanding Loan (including Loans held for resale to investors or previously sold to investors) has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the Bank’s written underwriting standards (and, in the case of outstanding Loans held for resale to investors or previously sold to investors, the underwriting standards, if any, of the applicable investors) and in all material respects with all applicable requirements of Laws and applicable requirements of any government-sponsored enterprise program. Except as set forth on Section 3.22(b) of the Parent Disclosure Letter, such notes or other credit or security documents with respect to each such outstanding Loan are complete and correct in all material respects. The Bank and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties in any outstanding Loans in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(c) None of the agreements pursuant to which the Bank or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon a breach of representations and warranties, covenants or other obligations.

(d) Section 3.22(d) of the Parent Disclosure Letter sets forth a true and complete list of (i) each Loan that as of December 31, 2016 had an outstanding book value of $250,000 or more and (A) under the terms of which the obligor was contractually past due ninety (90) days or more in payment of principal and/or interest, (B) was on a “watch list” by the Bank, any of its Subsidiaries or any applicable regulatory authority, (C) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (D) where a specific reserve allocation exists in connection therewith or (E) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (ii) each asset of the Bank or any of its Subsidiaries that as of the date hereof was classified as OREO or as an asset to satisfy outstanding Loans, including repossessed equipment. and the book value thereof as of such date. For each Loan identified in response to clause (i) above, Section 3.22(d) of the Parent Disclosure Letter sets forth the outstanding balance, including accrued interest, on each such Loan and the identity of the borrower thereunder as of such date. True and complete copies of the currently effective credit policies and practices of the Bank and each of its Subsidiaries have been made available to Purchaser prior to the date hereof.

(e) Except as set forth in Section 3.22(e) of the Parent Disclosure Letter, each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books of the Bank or its Subsidiaries as a secured Loan, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, except, in each case under clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Bank Material Adverse Effect.

Section 3.23 Community Reinvestment Act Compliance. The Bank is in compliance in all material respects with the applicable provisions of the CRA and the regulations promulgated thereunder and has received a CRA rating of “outstanding” in its most recently completed exam, and as of the date hereof neither Parent nor the Bank has knowledge of the existence of any fact or circumstance or set of facts or circumstances that could reasonably be expected to result in the Bank not having at least a “satisfactory rating” following the release of its next exam.

Section 3.24 Sufficiency of Assets. Except for those services provided to the Bank and its Subsidiaries pursuant to the intercompany arrangements identified in Section 3.19 of the Parent Disclosure Letter, the Bank and its Subsidiaries own or have the right to use, and after the consummation of the Transactions will continue to own or have the right to use, all of the tangible assets, rights and properties necessary to conduct the respective businesses of the Bank and each of its Subsidiaries in all material respects in the same manner and on the same terms as currently conducted.

Section 3.25 Information Supplied. The information supplied by Parent and the Bank set forth on Section 3.25 of the Parent Disclosure Letter is true and correct in all material respects as of the date hereof.

Section 3.26 No Additional Representations.

(a) Except for the representations and warranties made by Parent in this Article III, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, the Bank or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent in this Article III, neither Parent nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, the Bank, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of the Bank, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent and the Bank acknowledge and agree that neither Purchaser nor any other Person has made or is making any representations or warranties relating to Purchaser whatsoever, express or implied, beyond those expressly given by Purchaser in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser furnished or made available to Parent, the Bank or any of their respective Representatives. Without limiting the generality of the foregoing, Parent and the Bank acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent, the Bank or any of their respective Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except (i) as disclosed in the disclosure letter delivered by Purchaser to Parent prior to the execution of this Agreement (the “Purchaser Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Purchaser’s covenants contained herein, provided, that disclosure in any section of the Purchaser Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Purchaser Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Purchaser Material Adverse Effect) or (ii) as disclosed in any Purchaser SEC Document publicly available prior to the date hereof and only as and to the extent disclosed therein, but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Purchaser SEC Documents shall be deemed disclosed with respect to any Section of this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it is applicable to such Section), Purchaser represents and warrants to Parent as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date) as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Purchaser and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Purchaser has previously made available to Parent true and complete copies of Purchaser’s articles of incorporation (the “Purchaser Charter”) and bylaws (the “Purchaser Bylaws”), in each case as amended to the date of this Agreement, and each as so made available is in full force and effect.

Section 4.2 Capital Stock.

(a) As of the date hereof, the authorized capital stock of Purchaser consists of 100,000,000 shares of common stock, par value $1.00 per share (the “Purchaser Common Stock”), and 5,000,000 shares of serial preferred stock, par value $1.00 per share (the “Purchaser Preferred Stock”), of which 8,625 shares of Purchaser Preferred Stock are designated as 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, and 5,750 shares of Purchaser Preferred Stock are designated as 6.60% Fixed-to-Floating Non-Cumulative Perpetual

Preferred Stock, Series C. As of the close of business on February 24, 2017 (i) 44,854,252 shares of Purchaser Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Purchaser Common Stock were held by Purchaser in its treasury, (iii) 13,750 shares of Purchaser Preferred Stock, were issued and outstanding or held by Purchaser in its treasury, and (iv) 1,164,202 shares of Purchaser Common Stock were reserved for issuance pursuant to Purchaser equity plans (of which 775,641 shares were subject to outstanding options to purchase shares of Purchaser Common Stock and 388,561 shares were subject to outstanding restricted stock units). All the outstanding shares of capital stock of Purchaser are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. No shares of capital stock of Purchaser are owned by any Subsidiary of Purchaser. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Purchaser have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Purchaser, free and clear of all Liens other than restrictions on transfer under applicable securities Laws.

(b) Neither Purchaser nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Purchaser or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as set forth above in Section 4.2(a), the Purchaser Stock Options and Purchaser Stock Units, and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Purchaser, there are no outstanding (i) shares of capital stock or other voting securities or equity interests of Purchaser, (ii) securities of Purchaser or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Purchaser or any of its Subsidiaries, (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Purchaser or any of its Subsidiaries or other equity equivalent or equity-based award or right, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Purchaser or any of its Subsidiaries, or obligations of Purchaser or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of Purchaser or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Purchaser or any of its Subsidiaries or rights or interests described in clause (iii) or (v) obligations of Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. As of the date of this Agreement, except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party or on file with Purchaser with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Purchaser or any of its Subsidiaries.

Section 4.3 Authority. Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the Transactions have been duly and validly approved by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Parent and the Bank, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). (a) No vote of the shareholders of Purchaser or the holders of any other securities of Purchaser (equity or otherwise) is required by any applicable Law, the Purchaser Charter or the Purchaser Bylaws to consummate the Transactions.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the Transactions and compliance by Purchaser with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Purchaser or any of its Subsidiaries under, any provision of (i) the Purchaser Charter or Purchaser Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Significant Subsidiary of Purchaser, (ii) any material Contract to which Purchaser or any of its Significant Subsidiaries is a party or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any Law or any rule or regulation of any self-regulatory authority applicable to Purchaser or any of its Subsidiaries or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Transactions, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, the Bank Merger Act and Title 6 of the Louisiana Revised Statutes, (ii) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (iii) filings with NASDAQ of a notification of the listing on NASDAQ of the shares of Purchaser Common Stock to be issued in the Stock Sale and related transactions, (iv) applications, filings or notices pursuant to the securities or blue sky laws of the various states with respect to the issuance of the Stock Consideration hereunder; and (v) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. As of the date hereof, assuming compliance by Parent and the Bank with their obligations under this Agreement, Purchaser has no knowledge of any reason why all regulatory approvals from any Governmental Entities required for the consummation of the Transactions and listed in items (i) through (v) of this Section 4.4(b) should not be obtained on a timely basis.

Section 4.5 SEC Reports; Financial Statements.

(a) Purchaser and its Subsidiaries have filed or furnished on a timely basis with the SEC since December 31, 2015 all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act or under the securities regulations of the SEC (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Purchaser SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Purchaser SEC Document has been amended by a subsequently filed Purchaser SEC Document prior to the date hereof, in which case, as of the date of such amendment, (i) the Purchaser SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2015, there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article IV or otherwise), has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.7 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Purchaser or any of its Subsidiaries in such individual’s capacity as such that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.8 Compliance with Laws.

(a) Purchaser and each of its Subsidiaries are and, at all times since December 31, 2013, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices, except where any non-compliance would not, individually or the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser and each of its Subsidiaries have in effect all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Purchaser’s knowledge no suspension or cancellation of any such Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(b) Purchaser is duly registered with the Federal Reserve as a bank holding company under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. The deposit accounts of each Purchaser Subsidiary that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(c) Since December 31, 2013, except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, neither Purchaser nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (i) asserting that Purchaser or any of its Subsidiaries is in default under any applicable Laws or Permits, (ii) threatening to revoke any Permits, (iii) requiring Purchaser or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Purchaser’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Purchaser Regulatory Agreement” ), or (iv) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting FDIC insurance coverage. Neither Purchaser nor any of its Subsidiaries is party to or subject to any Purchaser Regulatory Agreement that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.9 Status of Stock Consideration. The shares of Purchaser Common Stock comprising the Stock Consideration will have been duly authorized and reserved for issuance hereunder and when issued to Parent in accordance with the terms of this Agreement such shares of Purchaser Common Stock will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens (other than restrictions on transfer which arise under applicable securities Laws, this Agreement or the other Transaction Documents), will not have been issued in violation of preemptive or similar rights to subscribe for or purchase securities, and will be issued in compliance with all applicable federal and state securities Laws.

Section 4.10 Community Reinvestment Act Compliance. Purchaser is in compliance in all material respects with the applicable provisions of the CRA and the regulations promulgated thereunder and has received a CRA rating of “satisfactory” in its most recently completed exam, and as of the date hereof, Purchaser has no knowledge of the existence of any fact or circumstance or set of facts or circumstances that could reasonably be expected to result in Purchaser not having at least a “satisfactory rating” following the release of its next exam.

Section 4.11 Sufficiency of Funds. Purchaser has received an executed letter from Goldman Sachs & Co. and UBS Securities, LLC stating that they are highly confident that financing can be obtained in connection with the Transactions. At the Closing, Purchaser will have sufficient immediately available funds to pay the Cash Consideration on the terms and conditions contained herein.

Section 4.12 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. and UBS Securities LLC, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.13 No Additional Representations.

(a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Purchaser in this

Article IV, neither Purchaser nor any other Person makes or has made any representation or warranty to Parent, the Bank or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Purchaser, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to Parent, the Bank or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Parent nor any other Person has made or is making any representations or warranties relating to Parent or the Bank whatsoever, express or implied, beyond those expressly given by Parent in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or the Bank furnished or made available to Purchaser or any of its Representatives. Without limiting the generality of the foregoing, Purchaser acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Purchaser or any of its Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Bank. During the period from the date of this Agreement to the Closing, except as consented to in writing in advance by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.1 of the Parent Disclosure Letter, the Bank shall, and shall cause each of its Subsidiaries to, and Parent and its other Affiliates with respect to Business Employees shall, use commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice and to preserve intact its business organization, maintain in effect all material Permits existing as of the date hereof, preserve its assets, rights and properties in good repair and condition and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, except as set forth in Section 5.1 of the Parent Disclosure Letter or as specifically required by this Agreement, the Bank shall not, and shall not permit any of its Subsidiaries, without Purchaser’s prior written consent, to:

(a) amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

(b) (i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than dividends from a wholly owned Subsidiary to the Bank or another wholly owned Subsidiary of the Bank; (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities of the Bank or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Bank or its Subsidiaries on a deferred basis or other rights linked to the value of shares of Bank Common Stock, including pursuant to Contracts as in effect on the date hereof;

(d) (i) hire or promote any employee, other than to fill a vacancy in the ordinary course of business consistent with past practice for a position of Vice President or a position of lower rank, so long as such position is not paid more than $100,000 in annual cash compensation; (ii) grant any salary or wage increase, or increase any employee benefit, including the grant of any incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable Law, (B) to increase base salaries in the ordinary course of business consistent with past practice, provided that the amount of any such salary increases shall not exceed 5% in the aggregate for all employees over the amounts paid in 2016, and (C) to satisfy contractual obligations existing as of the date hereof under any Bank Plans set forth in Section 3.10(a) of the Parent Disclosure Letter; (iii) terminate any employee above the level of Vice President, other than for “cause”; or (iv) transfer any employee who is a Business Employee from the Bank or its Subsidiaries or transfer any employee who is not a Business Employee to the Bank or its Subsidiaries (except as otherwise contemplated by this Agreement);

(e) (i) enter into, establish, adopt, amend, modify or renew any Bank Plan or any arrangement that would have been a Bank Plan had it been in effect as of the date of this Agreement, or any trust agreement (or similar arrangement) related thereto, in respect of any Business Employee, (ii) take any action to accelerate the vesting or exercisability of any compensation or benefits payable under any Bank Plans except as in the ordinary course of business consistent with past practice, (iii) fund or in any other way secure or fund the payment of compensation or benefits under any Bank Plan except as in the ordinary course of business consistent with past practice, (iv) change the manner in which contributions to any Bank Plan are made or determined, or (v) add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), in each case of clauses (i)-(v) except as may be required by applicable Law or to satisfy contractual obligations existing as of the date hereof, including pursuant to the terms of any Bank Plan set forth in Section 3.10(a) of the Parent Disclosure Letter;

(f) sell, license, lease, transfer, subject to a Lien, abandon or allow to lapse or otherwise dispose of or discontinue any of its material rights, assets, deposits, business or properties, except for sales of Loans, other real estate and investment securities in the ordinary course of business consistent with past practice;

(g) (i) make any acquisition of or investment in any other Person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital in excess of $250,000 or (ii) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any Person other than a wholly owned Subsidiary of the Bank in excess of $250,000; except for (A) foreclosures, settlements in lieu of foreclosures, troubled loan or debt restructuring, and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) Loans purchased or extended in accordance herewith and purchases of investment securities for portfolio management purposes;

(h) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(i) other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any Bank Material Contract or any Contract with consultants involving annual payments by the Bank or any of its Subsidiaries of $250,000 or more (other than such Contracts that contain a term of no more than one year and which relate to regulatory or compliance or related matters) or expressly waive any material benefits under any such Bank Material Contract or any such other Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Bank Material Contract or any Contract with any broker or finder in connection with the Transactions that calls for payments of $250,000 or more by the Bank or its Subsidiaries;

(j) (i) settle any Action against it, except for an Action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $250,000 and that would not impose any material non-monetary restriction on the business of the Bank or its Subsidiaries or, after the Closing, Purchaser or its Affiliates or (ii) waive or release any material rights or claims (except in connection with Actions relating to special asset dispositions or loans with loss share protection, in either case in the ordinary course of business), or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(k) change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law;

(l) charge-off (except as may otherwise be required by applicable Law or by any Governmental Entity or by GAAP) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to Purchaser;

(m) change its loan loss reserve methodology, inputs or assumptions in a way which varies materially from its credit risk policies, prior practices or observable trends in its portfolio, in any case except as may be required by Law, a Governmental Entity or GAAP;

(n) settle or compromise any material liability for Taxes, amend any material Tax Return, make or change any material Tax election, file any material Tax Return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for Tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(o) except for Loans or commitments for Loans (or renewals or extensions thereof) that have previously been approved by the Bank prior to the date hereof, and except with the consent of Purchaser (which consent shall be deemed received unless Purchaser objects in writing by the close of business on the next Business Day (or, if later, twenty-four (24) hours) after receipt of notice from the Bank, make or acquire any Loan or issue a commitment (or renew or extend any Loan or commitment, in either case existing as of the date hereof) for (i) any new secured Loan (or any increase in such a Loan) in excess of $15,000,000 in the aggregate to a single borrower, or any new unsecured Loan (or any increase in such a Loan) in excess of $5,000,000 in the aggregate to a single borrower or (ii) any secured Loan renewal in excess of $15,000,000 in the aggregate to a single borrower, or any new unsecured Loan renewal in excess of $5,000,000 in the aggregate to a single borrower (not to exceed a term of five (5) years after the original term, except as required by applicable Law). Except with the consent of Purchaser (which consent shall be deemed received unless Purchaser objects in writing by the close of business on the next Business Day (or, if later, twenty-four (24) hours) after receipt of notice from the Bank), no additional funds shall be extended to a Loan classified as “criticized”, except for protective advances and extensions of additional credit of up to $3,000,000 for loss share protected Loans and up to $1,000,000 for Loans without loss share protection. For purposes of this Section 5.1(o), a “criticized” Loan means any Loan classified as special mention, substandard non-accrual, doubtful or a troubled debt restructuring (or words of similar import);

(p) (i) make or commit to make any new capital expenditures in excess of $100,000 individually or $250,000 in the aggregate, (ii) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than letters of credits, endorsements for collection, deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of the Bank’s Subsidiaries to the Bank) or (iii) enter into any securitizations of Loans or create any special purpose funding or variable interest entity;

(q) enter into any new line of business or change its lending, investment, underwriting, pricing, originating, acquiring, selling, servicing, hedging, risk and asset-liability management and other material banking or operating policies or practices in any material respect other than as required by Law (including European Union banking directives or similar regulatory pronouncements), GAAP or any Bank Regulatory Agreement;

(r) foreclose on or take a deed or title to any real estate other than single-family residential properties or condominiums with a fair market value less than $1,000,000 without having a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties or condominiums with a fair market value less than $1,000,000 if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other hazardous materials regulated under Environmental Laws;

(s) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility or permit the revocation or surrender of its certificate of authority to maintain any such facility, except as may be required by any Governmental Entity;

(t) except pursuant to agreements or arrangements in effect on the date hereof and previously provided to Purchaser, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its executive officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its executive officers or directors, other than agreements and arrangements relating to Loans, deposits, trust department services and other traditional banking products and services in the ordinary course of the business of the Bank and on terms comparable to the terms generally offered to third party customers, and in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.1;

(u) materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(v) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements, other than consistent with past practices;

(w) fail to use commercially reasonable efforts to take any action that is required by a Bank Regulatory Agreement (including any action otherwise prohibited or restricted by this Section 5.1), or willfully take any action that violates a Bank Regulatory Agreement;

(x) (i) purchase any equity securities, or purchase any securities other than securities: (A) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (B) with a weighted average life of not more than three years and (C) otherwise in the ordinary course of business consistent with past practice or (ii) make any other material investment for its own account either by contributions to capital, property transfers, or purchase of any property or assets of any other Person;

(y) recognize any union, works council or other labor organization as the representative of any of the Business Employees, or enter into any new or amended collective bargaining agreement with any labor organization except as required by applicable Law;

(z) conduct or announce any facility closure, layoffs, reduction in force or other employment terminations sufficient in number to trigger the Worker Adjustment and Retraining Notification Act or similar Law or regulation of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event);

(aa) change its service providers or vendors for its IT Assets; or

(bb) enter into any Contract with respect to or otherwise agree or commit to take any of the foregoing actions.

Section 5.2 Conduct of Business by Purchaser. During the period from the date of this Agreement to the Closing, except as consented to in writing in advance by the Bank, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.2 of the Purchaser Disclosure Letter, Purchaser shall use commercially reasonable efforts to preserve intact its business organization, maintain in effect all Permits existing as of the date hereof, preserve its assets, rights and properties in good repair and condition, and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, except as set forth in Section 5.2 of the Purchaser Disclosure Letter or as specifically required by this Agreement, Purchaser shall not, and shall not permit any of its Significant Subsidiaries, without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents) in a manner that would adversely affect the economic benefits of the Transactions to Parent;

(b) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(c) enter into any Contract with respect to or otherwise agree or commit to take any of the foregoing actions.

Section 5.3 No Solicitation by Parent or the Bank.

(a) From the date of this Agreement until the Closing, Parent and the Bank shall not, and shall cause their respective Subsidiaries not to, and shall use and cause its Subsidiaries to use their reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Bank Acquisition Proposal, or any proposal, offer or substantive inquiry that is reasonably likely to lead to any Bank Acquisition Proposal, (ii) enter into, facilitate, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential or nonpublic information or data or afford access to the business, directors, officers, employees, properties, facilities, assets, contracts, books or records of Parent, the Bank or any of its Subsidiaries to any Person in connection with any Bank Acquisition Proposal, (iii) enter into any agreement relating to any Bank Acquisition Proposal, (iv) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any Person (other than Purchaser) with respect to the Bank or any of its Subsidiaries, or (v) authorize, or commit or agree to do, any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Parent or the Bank or any of its Subsidiaries shall be a breach of this Section 5.3(a) by Parent and the Bank. Parent and the Bank shall, and shall cause each of its Subsidiaries and the Representatives of Parent, the Bank and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted theretofore with respect to any Bank Acquisition Proposal, (B) terminate access to any physical or electronic data rooms relating to any potential Bank Acquisition Proposal and (C) request the prompt return or destruction of all confidential information previously furnished in connection therewith.

(b) Neither the Board of Directors of Parent (including any applicable committees of the Board of Directors of Parent, the “Parent Board”), the Board of Directors of the Bank (the “Bank Board”), nor any committees of any the foregoing shall (i) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Bank Acquisition Proposal or (ii) cause or permit Parent, the Bank or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to the Bank.

(c) In addition to the obligations of Parent and the Bank set forth in the foregoing provisions of this Section 5.3, on and after the date hereof, Parent and the Bank shall promptly (and in any event within twenty-four (24) hours of receipt) advise Purchaser orally and in writing in the event Parent, the Bank or any of its Subsidiaries or their respective Representatives receives (i) any Bank Acquisition Proposal, (ii) any proposal, offer or substantive inquiry or request for information with respect to, or that could reasonably be expected to result in, a Bank Acquisition Proposal or (iii) any request to engage in discussions or negotiations that are reasonably likely to lead to, or that contemplate or relate to, an actual or potential Bank Acquisition Proposal, in each case which notice shall include a summary of the material terms and conditions of such Bank Acquisition Proposal or request, the identity of the Person making any such Bank Acquisition Proposal, inquiry, offer, proposal or request for information and a copy of any Bank Acquisition Proposal, inquiry, offer, proposal or request for information made in writing (and any proposed agreements related thereto) and a summary of the terms and conditions of any Bank Acquisition Proposal, inquiry, offer, proposal or request for information not made in writing.

(d) Parent and the Bank shall not, and shall cause their Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement that prohibits Parent or the Bank from providing the information contemplated by this Section 5.3 to Purchaser or otherwise limits or impairs Parent’s, the Bank’s or its Subsidiaries’ or their respective Representatives’ ability to comply with their respective obligations in this Section 5.3.

(e) At the Closing, Parent shall cause to be assigned to Purchaser all assignable rights under confidentiality agreements entered into by Parent or any of its Subsidiaries (other than the Bank or its Subsidiaries) with respect to any actual or prospective Bank Acquisition Proposal.

(f) For purposes of this Agreement, “Bank Acquisition Proposal” means, other than the Transactions, any proposal, offer or substantive inquiry with respect to a, or any, tender or exchange offer to acquire 20% or more of the voting power in the Bank or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving the Bank or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in (whether by purchase of newly issued or outstanding shares of the Bank Common Stock or securities convertible or exchangeable for shares of the Bank Common Stock whether or not such shares are currently exchangeable or convertible), or 20% or more of the business, revenue, net income, assets or deposits of, the Bank or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether from one Person or any “group” of Persons (as defined under Section 13(d) of the Exchange Act).

Section 5.4 Access to Information; Confidentiality

(a) Subject to applicable Law, the Bank shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Closing or the termination of this Agreement in accordance with its terms, to all its properties, assets, books, contracts, commitments, personnel and records, during such period, the Bank shall, and shall cause its Subsidiaries to, furnish promptly to Purchaser: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including all work papers of its auditors and all Tax Returns filed and those in preparation); provided, that neither the Bank nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) breach any agreement with any third party in effect on the date of this Agreement, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including antitrust Laws. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, the Bank will furnish to Purchaser (x) consolidated financial statements (including balance sheets and statements of operations) of the Bank and its Subsidiaries as of and for such month then ended, (y) internal management financial control reports showing actual financial performance against plan and previous period and (z) any reports provided to the Bank Board or any committee thereof relating to the financial performance and risk management of the Bank. In addition, the Bank will furnish Purchaser with a copy of each report filed by it or any of its Subsidiaries with a Governmental Entity (other than portions thereof relating to confidential supervisory or examination materials) within three (3) Business Days following the filing thereof.

(b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Purchaser, Parent and the Bank, dated as of December 1, 2015 and amended on January 12, 2017 (as amended, the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.4 or information provided, made available or delivered to Parent, the Bank or Purchaser pursuant to this Agreement (other than the Parent Disclosure Letter and the Purchaser Disclosure Letter to the extent explicitly provided therein) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of the parties hereunder.

Section 5.5 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and with the cooperation of Parent and Bank, Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Transactions as promptly as practicable (including consummation of the Bank Merger immediately following the Closing), including using reasonable best efforts to resist, contest or defend any Actions (including administrative Actions) challenging the Transactions or the completion of the Transactions, and using reasonable best efforts to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions. In furtherance of the foregoing, each party shall, and shall cause its respective Subsidiaries to, cooperate and use reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of Governmental Entities necessary to consummate the Transactions, including the Bank Merger (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable (and, in any event, with respect to any applications required for the Stock Sale with federal and state banking authorities, no later than twenty-five (25) Business Days after the date hereof). Parent and the Bank shall cooperate and use reasonable best efforts to provide such information that is requested by Purchaser in order to permit Purchaser to prepare and submit the filings for the Requisite Regulatory Approvals and respond to requests for additional information from applicable Governmental Entities. Notwithstanding anything to the contrary in this Section 5.5, neither Purchaser nor its Affiliates shall be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining or complying with any Requisite Regulatory Approvals that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, properties, assets, liabilities or results of operations of (x) the Bank and its Subsidiaries, taken as a whole, or (y) Purchaser and its Subsidiaries, taken as a whole, following the Closing (assuming for this purpose that Purchaser and its Subsidiaries were an entity the size of the Bank and its Subsidiaries, taken as a whole, in terms of financial metrics (a “Burdensome Condition”). Subject to applicable Law and the instructions of any Governmental Entity, Purchaser shall inform Parent in writing if any Governmental Entity with jurisdiction over Purchaser or its Subsidiaries has advised or notified any of Purchaser or its Subsidiaries of such Governmental Entity’s determination to impose a restriction or requirement in connection with or as a result of the Transactions, which upon compliance therewith would constitute a Burdensome Condition, including reasonable detail regarding the restriction or requirement imposed by the Governmental Entity; provided, that, for the avoidance of doubt, in no event shall Purchaser be obligated to provide Parent or the Bank with any information relating to or containing any confidential supervisory or regulatory examination materials or information.

(b) Each party will have the right to review in advance, and to the extent practicable each party will consult with the other party, in each case subject to applicable Laws relating to the confidentiality of information, all information relating to it and any of its Subsidiaries that appear in any filing made with or written materials submitted to any Governmental Entity in connection with the Requisite Regulatory Approvals; provided, that, for the avoidance of doubt, in no event shall either party be obligated to provide the other party with any information relating to or containing any confidential supervisory or regulatory examination materials or information. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Transactions. No party shall participate in any meeting, or initiate any material substantive conversation, with any Governmental Entity relating to the Transactions without giving the other party prior notice of the meeting or conversation. The parties shall promptly deliver to each other copies of all filings, correspondence and orders to and from all Governmental Entities in connection with the Transactions, including seeking the Requisite Regulatory Approvals; provided, that each party may redact such information as may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans or personal information).

(c) Each of the parties hereto shall, upon request, furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. In exercising the foregoing rights, each party shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Governmental Entity with respect to the Transactions; provided, that, for the avoidance of doubt, in no event shall Purchaser be obligated to provide Parent or the Bank with any information relating to or containing any confidential supervisory or regulatory examination materials or information.

Section 5.6 Further Assurances. From and after the Closing, consistent with the terms and conditions hereof, Parent and Purchaser shall and shall cause each of their respective Subsidiaries to, and shall use reasonable best efforts to cause their Affiliates to, promptly execute, acknowledge and deliver such instruments, certificates and other documents and take such other action as a party may reasonably require in order to carry out any of the Transactions. Following the Closing, the parties shall cooperate with one another to prepare and file all documents and forms and amendments thereto as may be required by applicable Law with respect to the Transactions.

Section 5.7 Notification of Certain Matters. Parent and the Bank, on the one hand, and Purchaser, on the other hand, shall promptly notify each other of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Transactions by or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which, in any such case, relate to the Transactions or (iii) any change, condition or event (1) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (2) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) Subject to any limitations that may be imposed by applicable Law, for a period of six (6) years from and after the Closing Date, Purchaser shall indemnify and hold harmless each of the current or former directors, officers or employees of the Bank or any of its Subsidiaries (collectively, the “D&O Indemnified Parties”) to the fullest extent permitted by the current provisions regarding indemnification of D&O Indemnified Parties contained in the Bank Articles and the Bank Bylaws (or comparable organizational documents) of each of the Bank and its Subsidiaries in each case upon receipt of an undertaking, from such D&O Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such D&O Indemnified Party was not entitled to indemnification hereunder, arising out of matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Bank, any of its Subsidiaries or any of their respective predecessors or (ii) any matters arising in connection with the Transactions, and Purchaser shall also advance expenses as incurred in each case, upon receipt of an undertaking, from such D&O Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such D&O Indemnified Party was not entitled to indemnification hereunder. In the event any claim is asserted within such six (6)-year period, all such rights in respect of any such claim shall continue until disposition thereof.

(b) On or prior to the Closing, Purchaser shall obtain a directors’ and officers’ liability “tail” insurance policy the material terms of which, including coverage equal to the amount set forth on Section 5.8(b)(i) of the Parent Disclosure Schedule for acts or omissions occurring prior to the Closing and which shall provide for a claims period of six (6) years after the Closing; provided, that in no event shall Purchaser be required to expend for such “tail” insurance policy pursuant to this sentence an aggregate premium in excess of the amount set forth in Section 5.8(b)(ii) of the Parent Disclosure Letter (the “Insurance Amount”)) and, if Purchaser is unable to obtain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available for a period of six years following the Closing by payment of such amount.

(c) In the event that Purchaser or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Purchaser shall cause proper provision to be made so that the successor and assign of Purchaser assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Stock Sale and the Bank Merger and are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Party, his or her heirs and his or her legal representatives.

Section 5.9 Employees.

(a) Prior to the Closing, (i) the employment of each Business Employee who as of the date of this Agreement is not already employed by the Bank or any of its Subsidiaries shall be transferred to the Bank or one of its Subsidiaries and (ii) the employment of each employee who is not a Business Employee shall be transferred to Parent or an Affiliate of Parent (other than the Bank or any of its Subsidiaries). All individuals employed by the Bank or any of its Subsidiaries immediately prior to the Closing shall automatically become employees of Purchaser and its Affiliates (which may be the Bank and its Subsidiaries) as of the Closing. Immediately following the Closing, (i) Purchaser shall cause each individual employed by the Bank or any of its Subsidiaries immediately prior to the Closing who continues in the employment of Purchaser or any of its Affiliates (each a “Continuing Employee”) to (x) receive base salary or wages, as applicable, as well as eligibility to be considered for incentive compensation (other than with respect to equity compensation) opportunities pursuant to employee benefit plans or arrangements maintained by Purchaser or any of its Subsidiaries that are no less favorable than those provided to each such employee as of immediately prior to the Closing Date and (y) become eligible to participate in other Purchaser Plans that are employee benefit plans in which a similarly situated employee of Purchaser or such of its Subsidiaries, as applicable, who was employed by Purchaser as of the Closing Date (“Similar Purchaser Employees”) are eligible to participate, to the extent such Continuing Employee was eligible to participate in a comparable Bank Plan immediately prior to Closing. Nothing contained in this Section 5.9 shall (A) be construed to create (x) any third-party beneficiary rights in any current or former employee of the Bank, Purchaser or their Affiliates (including any dependent or beneficiary thereof) or any Person other than the parties to this Agreement (including any participant in any Bank Plan, or any dependent or beneficiary thereof) or (y) any right to employment or continued employment for any specified period or to a particular term or condition of employment with Purchaser or its Affiliates, or (B) except as set forth in this Section 5.9, limit the ability of Purchaser or its Affiliates to amend, modify or terminate any Bank Plan, Purchaser Plan or other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(b) As of the Closing Date, Parent shall cause the Bank and its Subsidiaries to terminate the participation of each Business Employee in each Parent Plan and in no event shall any Business Employee be entitled to accrue any benefits under such Parent Plans with respect to services rendered or compensation paid on or after the Closing. The parties hereto agree that the Bank and its Subsidiaries shall have no liabilities or obligations with respect to any Parent Plan for periods on and after the Closing. If requested by Purchaser after the date hereof and prior to the Closing, the Bank and each of its Subsidiaries shall terminate, effective as of the Closing Date, any Bank Plan that is intended to constitute a tax-qualified defined contribution plan under Code Section 401(k) (a “401(k) Plan”), in which case the Continuing Employees shall, effective immediately after the Closing, be eligible to participate in a corresponding Purchaser Plan. If the Bank is requested by Purchaser to terminate its 401(k) Plan, Purchaser agrees to take all action necessary to cause the trustee of the corresponding Purchaser Plan to accept a direct rollover of all or a portion of a Continuing Employee’s distribution from the Bank’s 401(k) Plan, including any 401(k) Plan loans under terms and conditions established by the administrator of the corresponding Purchaser Plan.

(c) For all purposes (including but not limited to purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser other than any defined benefit pension plan (such employee benefit plans of Purchaser shall be referred to hereinafter as the “New Plans”) providing benefits to any Continuing Employee, each Continuing Employee shall be credited with his or her years of service with Bank and its Affiliates and their respective predecessors to the same extent as such Continuing Employee was entitled to credit for such service under any applicable similar Bank Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Transition Date, provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. “Transition Date” means, with respect to any Continuing Employee, the date Purchaser commences providing benefits to such employee with respect to each New Plan.

(d) In addition, and without limiting the generality of the foregoing, as of the Transition Date, Purchaser shall use commercially reasonable efforts to provide that (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans of Purchaser to the extent coverage under such New Plan is similar in type to an applicable Parent Plan or Business Plan in which such Continuing Employee was participating immediately prior to the Closing Date (such Parent Plan or Business Plans collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the similar Old Plans in which such Continuing Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) To the extent that any Continuing Employee is (A) terminated without cause or (B) resigns as a result of being required to relocate such Continuing Employee’s principal place of business to a distance of more than forty-five (45) miles from such Continuing Employee’s principal place of business as of the Closing, in either case within one (1) year following the Closing, then such terminated Continuing Employee shall be entitled to receive a severance payment as is set forth on Section 5.9(e) of the Parent Disclosure Letter (the “Severance Payments”).

(f) Parent may, at its sole discretion, make employment offers to those Business Employees set forth on Section 5.9(f) of the Parent Disclosure Letter to the extent permitted on Section 5.9(f) of the Parent Disclosure Letter.

Section 5.10 Public Announcements. Purchaser, Parent and the Bank shall cooperate with respect to the issuing of any press release or other public statements with respect to this Agreement and the Transactions; provided that, prior to the closing, no party to this Agreement shall issue any press release or make any public announcement relating to this Agreement and the Transactions without the prior written approval of the other parties hereto; provided, further that, each party may issue a press release or make other public statements relating to the Transactions without obtaining the other parties’ consent of any kind, providing notice or otherwise complying with this Section 5.10 (but will use commercially reasonable efforts to consult with the other parties in advance of such disclosure to the extent practicable and not prohibited by applicable Law or after disclosure is made if not prohibited by applicable Law) to the extent such party has received the advice of legal counsel (which may be in-house counsel) that it is required to make such disclosure to comply with applicable securities Laws relating to the regulation of the securities markets in the jurisdictions in which such party’s securities are traded or otherwise regulated, including any applicable rules of any market or exchange on which the shares of the foregoing may be listed for trading, such as but not limited to a relevant event (an “hecho relevante”) made with the Comisión Nacional del Mercado de Valores of the Kingdom of Spain.

Section 5.11 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Bank or its Subsidiaries prior to the Closing, and nothing contained in this Agreement shall give Parent or the Bank, directly or indirectly, the right to control or direct the operations of Purchaser or its Subsidiaries prior to the Closing. Prior to the Closing, each of the Bank and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.12 Operating Functions. The Bank and its Subsidiaries shall cooperate with Purchaser in connection with planning for the efficient and orderly combination of the parties and their respective operations after the Closing, and in preparing for the consolidation of appropriate operating functions to be effective at the Closing or such later date as Purchaser may decide. The Bank shall take any action Purchaser may reasonably request prior to the Closing to facilitate the combination of their respective operations. Without limiting the foregoing, the Bank shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of the Bank and Purchaser shall meet from time to time as Purchaser may reasonably request, to review the financial and operational affairs of the Bank and its Subsidiaries, and the Bank shall give due consideration to Purchaser’s input on such matters, with the understanding that neither the Bank nor any of its Subsidiaries shall be required to agree to any material Contractual obligation that is not contingent upon the consummation of the Closing.

Section 5.13 Restrictive Covenants.

(a) Non-Compete. For a period of three (3) years from and after the Closing Date (the “Restricted Period”), Parent shall not, and shall cause its Affiliates not to, directly or indirectly (whether as a stockholder, investor, member, partner or otherwise) (i) engage in any Restricted Business or (ii) own the equity securities of, manage, operate or control, any Person that engages in a Restricted Business. Notwithstanding the preceding sentence, this Section 5.13(a) shall not operate to prevent or restrict the direct or indirect acquisition by Parent or any of its Affiliates (through acquisition, merger or other strategic transaction) of an interest in any Person that engages, directly or indirectly, in the Restricted Business if (i) Parent’s or any of its Affiliates’ voting or equity ownership interest in such Person does not in the aggregate exceed 5% of the total outstanding voting or equity ownership interests of such Person or (ii) if (A) Parent acquires 51% or more of the total outstanding voting or equity interests of such Person (including in a “merger of equals” or similar transaction), (B) such Person engaged, directly or indirectly, in the Restricted Business prior to Parent’s acquisition of the voting or equity ownership interest in such Person, and (C) either (x) the Restricted Business represents less than 10% of the assets and revenues of such Person on a consolidated basis or (y) Parent shall within twelve (12) months after the acquisition of such Person cause such Person to either wind-down, or enter into a definitive agreement with a non-Affiliate to sell, any divisions or subsidiaries engaging in the Restricted Business or the assets relating thereto (provided that in the case of a sale, Parent shall use its reasonable best efforts to cooperate with the acquirer in consummating such sale as promptly as practicable). For purposes of this Agreement, “Restricted Business” means the operation of a commercial banking business of the type conducted by the Bank and its Subsidiaries as of the date hereof anywhere in the State of Florida; provided, that the provisions of this Section 5.13 shall not restrict Parent’s ability to conduct the following business through its international branch in Florida (the “Miami Branch”): (i) providing banking services to the Persons set forth on Section 5.13(a) of the Parent Disclosure Letter (the “Common Clients”); (ii) making new Loans to clients based in Florida in the commercial real estate, hotel and corporate sectors; provided, that each such Loan must be in an amount greater than $40 million or smaller if it is a follow-on financing to such client; (iii) providing banking services to (A) existing clients as of the date hereof of the Miami Branch or (B) any new international private banking clients of the Miami Branch (including residential mortgages to such private banking clients); (iv) providing banking services to Subsidiaries of international corporate clients of Parent or the Miami Branch, (v) providing banking services to existing and new corporate clients of Parent or the Miami Branch, in each case, who are not based in Florida (provided that any Loans intended to be used in Florida must be permitted under clause (ii) of this proviso), and (vi) providing banking services to domestic individuals which are family members or affiliated with an international banking client of Parent or the Miami Branch. Further, the provisions of this Section 5.13 shall not restrict any Person who becomes an Affiliate of Parent as a result of such Person’s acquisition of 51% or more of the total outstanding equity interests of Parent (including in a “merger of equals” or similar transaction) from engaging, directly or indirectly, in the Restricted Business; provided that such Person was not an Affiliate of Parent prior to the closing of such acquisition. For purposes of this Section 5.13(a), (i) “international” shall, with respect to a Person, mean that the majority of the assets of such Person together with its Affiliates, on a consolidated basis, are not located in the United States, and the majority of the revenue of such Person together with its Affiliates, on a consolidated basis, does not arise from operations in the United States, (ii) “private banking” shall mean the banking services offered to high net worth individuals and their family offices, trusts and Affiliated entities, and (iii) (x) “assets” of a Person shall mean its consolidated total assets and (y) “revenues” of a Person shall mean (1) the sum of consolidated net interest income plus consolidated noninterest income or, if such Person does not report such line items, consolidated net revenues (or comparable line items), in each case of clause (iii) as set forth in the financial statements of such Person as of the last day of its most recently completed fiscal year and for the year then ended.

(b) Non-Solicit/No-Hire. During the Restricted Period, Parent agrees not to, and shall cause its Affiliates not to, directly or indirectly, (i) hire (whether as an employee, independent contractor, consultant or otherwise) or (ii) solicit or induce, or attempt to solicit or induce, to leave the employment of the Bank or its Subsidiaries or violate the terms of their Contracts or any employment arrangements, any Continuing Employee or any officer, employee, representative or agent of the Bank or its Subsidiaries employed by the Bank or any of its Subsidiaries as of the Closing Date; provided, that the foregoing restrictions shall not apply to the solicitation or hiring of (A) any such Persons (x) whose employment has ceased or has been terminated by Purchaser or any of its Affiliates at least six (6) months prior to such solicitation or hiring, (y) primarily involved in back-office operations who is not an officer of the Bank and whose employment is terminated by Purchaser or any of its Affiliates or (z) who is an officer of the Bank primarily involved in back-office operations whose employment has been terminated by Purchaser or its Affiliates at least three (3) months prior to such solicitation or hiring (but which three (3) month period may, upon the request of Parent, be waived or shortened at the sole discretion of Purchaser), (B) any such Persons who respond to general solicitations of employment through advertising media not specifically directed toward such Persons; or (C) the employees set forth on Section 5.9(f) of the Parent Disclosure Letter to the extent permitted on Section 5.9(f) of the Parent Disclosure Schedule.

(c) Non-Solicitation of Customers and Suppliers. During the Restricted Period, Parent shall not, and shall cause its Affiliates not to, (i) sell, provide or otherwise disclose any customer list of the Bank or its Subsidiaries to any other Person or (ii) use, or allow any other Person to use, any customer list of the Bank or its Subsidiaries to solicit Persons that were customers of the Bank or its Subsidiaries at the Closing Date in respect of the provision of products or services offered by the Bank or its Subsidiaries immediately prior to the date hereof; provided, that the foregoing shall not apply to Common Clients.

(d) If any provision contained in this Section 5.13 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.13, but this Section 5.13 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

Section 5.14 Release. Subject to Section 5.15, and without prejudice to the parties’ respective indemnification obligations under Section 5.18 and Article VIII, at or prior to the Closing, (a) the Bank and its Subsidiaries shall execute releases acquitting, releasing and discharging Parent, any of its Affiliates and the directors of the Bank from any and all liabilities to the Bank that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date, and (b) Parent and its Subsidiaries (other than the Bank and its Subsidiaries) shall execute releases acquitting, releasing and discharging the Bank and any of its Affiliates from any and all liabilities to Parent or any of its Subsidiaries (other than the Bank and its Subsidiaries) that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date and from any obligations under Contracts to which Parent or any of its Subsidiaries (other than the Bank and its Subsidiaries) is a party (i) under which the Bank or its Subsidiaries are provided with services, property or other assets that are used in the conduct of their respective businesses, (ii) that contain any exclusive dealing or third party referral arrangements imposed on the Bank or any of its Subsidiaries, or any express non-competition or non-solicitation covenants that purport to limit the freedom from and after the Closing of the Bank or its Subsidiaries to compete in any line of business or with any Person or in any area or (iii) for which there are any costs or expenses that would be incurred by the Bank or any of its Subsidiaries from and after the Closing in connection with the termination of such Contracts.

Section 5.15 Intercompany Arrangements.

(a) Parent and the Bank shall take or cause to be taken such action and/or make or cause to be made such payments as may be necessary so that, immediately prior to the Closing, unless otherwise agreed to by the parties in writing, (i) all liabilities between the Bank and its Subsidiaries, on the one hand, and Parent and its Affiliates (excluding the Bank and its Subsidiaries), on the other hand, are discharged, terminated or otherwise settled with no further liability to the Bank or its Subsidiaries and (ii) the Contracts or arrangements required to be set forth on Section 3.19 of the Parent Disclosure Letter are terminated at or prior to the Closing with no further liability to the Bank and its Subsidiaries.

(b) Without limiting the generality of clause (a) above, at or prior to the Closing, Parent and the Bank shall take, or cause to be taken, all such actions necessary so that Intercompany Receivables or Intercompany Payables shall have been settled or paid prior to the Closing; provided that, the parties hereby agree to work in good faith to agree upon mutually acceptable procedures for the settlement or payment of trailing activities. Following the Closing, Parent shall, and shall cause its Subsidiaries to, retain all books, records and documents pertaining to all liabilities, Contracts and arrangements discharged, terminated or settled, as the case may be, pursuant to Section 5.15(a) above and this clause (b) for a period of seven (7) years from the Closing Date, and to make the same available after the Closing for inspection and copying by Purchaser or its representatives, during normal business hours and upon reasonable advance notice, for any legitimate business purpose (including for financial reporting, compliance or tax purposes).

(c) In addition, within sixty (60) days following the date hereof, Purchaser may specify participations held by the Bank or any of its Subsidiaries in Loans originated by Parent in respect of which Common Clients are borrowers thereunder (the “Designated Participations”) to be sold by Bank or its Subsidiary, as applicable) within sixty (60) days following the date hereof for a purchase price equal to the net book value (net of any deferred fees, costs, discounts or premiums or reserves) of such Designated Participations. The Common Clients that have Designated Participations are identified on the Section 5.13(a) of the Parent Disclosure Letter. At or prior to the closing of purchase and sale of the Designated Participations, the Bank and Parent shall execute and deliver to each other a bill of sale or other customary documentation, in form and substance reasonably satisfactory to Parent, and will consummate such sale within ninety (90) days following the date hereof;

provided, that such documentation shall not provide for any indemnification from the Bank to Parent and no representations or warranties therein shall survive the closing of the purchase and sale of the Designated Participations.

Section 5.16 Listing.

(a) Purchaser shall use its reasonable best efforts to cause the shares of Purchaser Common Stock consisting of the Stock Consideration to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing.

(b) During the period commencing on the Closing Date and ending on the earlier of (i) the second anniversary thereof or (ii) the date on which Parent completes its disposition of the Stock Consideration, in the event that at any time Parent and its Subsidiaries beneficially own, directly or indirectly, shares of Purchaser Common Stock representing in the aggregate 5% or more of the total number of shares of Purchaser Common Stock issued and outstanding (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act) as of such time, Parent shall, and shall cause its Subsidiaries to, take all actions as promptly as possible (but giving due regard to the state of the equity and capital markets) to sell the necessary number of shares of Purchaser Common Stock so that, immediately after giving effect to such sales, Parent and its Subsidiaries own, directly and indirectly, shares of Purchaser Common Stock representing in the aggregate less than 5% of the total number of shares of Purchaser Common Stock then issued and outstanding (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act).

Section 5.17 WARN Act. The Bank agrees that, upon Purchaser’s written request, it shall provide a notification under the WARN Act for any Bank or its Subsidiaries’ employee terminations or layoffs following the Closing; provided that, in no event will the Bank be required to provide any such notification prior to the date set forth in Section 5.17 of the Parent Disclosure Letter.

Section 5.18 Tax Matters.

(a) Parent shall be liable for and indemnify each Purchaser Indemnitee (including, after the Closing Date, the Bank and its Subsidiaries) for any and all Losses imposed upon or incurred by any such Purchaser Indemnitee which arise out of or are in connection with any Excluded Taxes. Payment in full of any amount due under this Section 5.18(a) shall be made to such Purchaser Indemnitee in immediately available funds no later than the later of (i) ten (10) days after such Purchaser Indemnitee makes written demand therefor and (ii) ten (10) days prior to the date on which the underlying amount is required to be paid by such Purchaser Indemnitee.

(b) After the Closing, Parent and Purchaser shall, subject to Section 5.4: (i) assist (and cause their respective Affiliates to assist) the other parties in preparing any Tax Returns of the Bank and its Subsidiaries; (ii) cooperate fully in preparing for any audit of, or dispute with, any taxing authority regarding, any Tax Return of the Bank or any of its Subsidiaries; (iii) make available to the other parties and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the Bank or its Subsidiaries; (iv) provide timely notice to the other parties in writing of any pending or threatened tax audit or assessment of the Bank or its Subsidiaries for Taxes for which the other party may have a liability; and (v) furnish the other parties with copies of all correspondence received from any taxing authority in connection with any audit or information request with respect to the Bank or any of its Subsidiaries for Taxes for which the other parties may have a liability.

(c)

(i) If a claim shall be made by any taxing authority which, if successful, might result in an indemnity payment pursuant to Section 5.18(a), then Purchaser shall give notice to Parent in writing of such claim; provided, however, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent Parent has been materially prejudiced as a result of such failure. Parent shall have the right to represent the Bank’s interests in connection with any Tax Contest relating solely to Excluded Taxes and to employ counsel of its choice at its expense; provided, that, (i) Parent shall have first notified Purchaser in writing of its intention to do so and of the identity of counsel, if any, chosen by the Parent in connection therewith, (ii) Parent shall be liable for any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants, incurred in connection with any such Tax Contest, and (iii) with respect to any such Tax Contest, Parent must first consult, in good faith, with Purchaser before taking any action with respect to the conduct of such Tax Contest. Notwithstanding the foregoing, Parent shall not settle any such Tax Contest without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, and Purchaser and counsel of its own choosing shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Contest if it reasonably determines that such Tax Contest could have a material adverse impact on the Taxes of the Bank or any of its Subsidiaries in a taxable period or portion thereof beginning after the Closing Date.

(ii) In the case of a Tax Contest of the Bank or any of its Subsidiaries which relates to both Excluded Taxes and other items, Purchaser and Parent shall use reasonable efforts to cause such Tax Contest to be split into separate Tax Contests, at least one of which relates solely to Excluded Taxes which shall be governed by Section 5.18(c)(i). Notwithstanding the foregoing, if Purchaser and Parent are unable to split such Tax Contest in accordance with the preceding sentence, Purchaser shall have the right to control any remaining Tax Contest relating to both Excluded Taxes and other items; provided, however, that (i) Purchaser shall provide Parent with reasonable updates regarding such Tax Contest, and (ii) Parent shall be entitled to participate in such Tax Contest at its own expense. Notwithstanding the foregoing, Purchaser shall not settle any such Tax Contest without the prior written consent of Parent, which consent shall not be unreasonably withheld.

(iii) Purchaser shall have the exclusive right to control, at its own expense, any Tax Contest involving the Bank or any of its Subsidiaries (other than any Tax Contest described in Sections 5.18(c)(i) and (ii)).

(d) During the period from the date of this Agreement to the Closing, the Bank and its Subsidiaries shall timely pay all Taxes (including estimated Taxes) when due in accordance with past practice.

(e) Parent, on the one hand, and Purchaser, on the other, shall each be liable for fifty percent (50%) of any transfer, stamp, documentary, registration, sales, use and other such Taxes and any conveyance fee, recording charge and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred as a result of the transfers effected pursuant to this Agreement.

(f) As of the Closing Date, any Tax sharing or allocation agreement or arrangement, whether or not written, that may have been entered into between the Bank or any of its Subsidiaries on the one hand, and Parent or any of its Affiliates (other than the Bank or its Subsidiaries) on the other hand, shall be terminated, and no payments that are owed by or to the Bank or any of its Subsidiaries shall be made from the date of this Agreement.

(g) Notwithstanding anything in this Agreement to the contrary, the procedures with respect to Tax matters shall be governed exclusively by this Section 5.18. The covenants and indemnification provisions of this Section 5.18 shall survive until sixty (60) days following the expiration of the applicable statute of limitations.

Section 5.19 Advisory Board. Following the Closing, Purchaser shall invite members of the Bank Board to join Purchaser’s Southeast Florida Advisory Board.

Section 5.20 Use of Name. Parent hereby grants (and shall cause its Affiliates to grant, if applicable) to Purchaser, the Bank and their Subsidiaries a non-exclusive, non-assignable license to use the name “Sabadell”, “Sabadell United” and all other Marks and Domain Names that are (i) owned or licensed by Parent or its Affiliates (excluding any Marks and Domain Names that may be owned by the Bank and its Subsidiaries at Closing) and (ii) used in connection with the Bank and its Subsidiaries or their respective businesses as of the Closing (the “Parent Marks”) on any and all materials, including name plates, signage and marketing and promotional materials, existing on the Closing Date and distributed or available to customers or other third parties as of the Closing Date until the earlier of (x) nine months following the Closing Date or (y) the date on which the conversion of the Bank to Purchaser’s systems occurs. Parent also agrees to host a web page accessible via the active Domain Names set forth on Section 3.17 of the Parent Disclosure Letter under the heading “Parent Retained Domain Names” for the sole purpose of redirecting Internet users from such Domain Name to a website selected by Purchaser or its designees for twelve (12) months after the Closing, after which time Parent will continue to maintain the registration for such Domain Name and direct it to an inactive website for a period of three (3) years. Purchaser, the Bank and their Subsidiaries shall use the Parent Marks solely in a manner consistent with the past practice of the Bank and its Subsidiaries and in connection with goods and services of high quality that reflect favorably on Parent and the Parent Marks. Further, for twelve (12) months after the Closing Date, at Purchaser’s written request, Parent will substitute for the current reference to Bank’s business on Parent’s and its Affiliates’ corporate websites for a mutually-agreed message regarding the Transactions and a link to a website or social media venues of Purchaser. The form and location of the message and link are set forth on Section 5.20 of the Parent Disclosure Letter, as may be amended by the Parties from time to time. Parent also agrees that Purchaser, the Bank and their Subsidiaries may, at any time after the Closing Date, use the Parent Marks (a) in a neutral, non-trademark manner as reasonably necessary to describe Purchaser’s acquisition of the Bank and its Subsidiaries, (b) on any legal documents, agreements and records and on internal items of the Bank and its Subsidiaries not visible to the public, and/or (c) as required under applicable Law.

Section 5.21 Lease Agreement; Sublease Agreement. The Parties shall use commercially reasonable efforts to: (a) assign from Bank to Parent or its Affiliate (other than the Bank or its Subsidiaries) the Office Lease Agreement, dated as of May 29, 2011, by and between PR 1111 Brickell, LLC (as successor-in-interest to MDM Brickell Office Group, Ltd.) and the Bank (as successor-in-interest to Barclays Bank PLC), as amended (the “Building Lease”), (b) release the Bank from the Building Lease and (c) enter into the Sublease Agreement with Bank (or the surviving entity following the Bank Merger). To the extent that the consent of the landlord is not obtained in respect of the foregoing, the Parties agree to use commercially reasonable efforts to explore a mutually acceptable alternative to the foregoing. Following the date hereof and prior to the Closing, the parties agree to cooperate and use their respective commercially reasonable efforts to negotiate a sublease agreement on customary terms and conditions (the “Sublease Agreement”), which (subject to obtaining consent of the landlord for the assignment of the Building Lease) will be entered into as of the Closing, and which will provide for the terms set forth on Exhibit A. Notwithstanding anything to the contrary herein, in connection with using commercially reasonable efforts pursuant to this Section 5.21, Purchaser shall not be required to agree to any modifications to any agreement or make any payments, except in accordance with the terms set forth on Exhibit A.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Closing. The obligation of each party to effect the Closing is subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Transactions, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any Burdensome Condition, nor shall any Governmental Entity with jurisdiction over Purchaser or its Subsidiaries have advised or notified any of them of its determination to impose a restriction or requirement in the future, in connection with or as a result of the Transactions, which upon compliance therewith would constitute a Burdensome Condition.

(b) No Injunctions or Legal Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the Stock Sale, the Bank Merger or the other Transactions.

Section 6.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Closing is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent set forth in (i) Sections 3.2(a) and 3.2(b) shall be true and correct in each case as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations or warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) Sections 3.1(a) (other than clause (iii) therein), 3.2(c), 3.3(a) and 3.4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations or warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) all other Sections of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties referenced in this clause (iii) which, individually or in the aggregate, would not reasonably be expected to have a Bank Material Adverse Effect; provided that for purposes of determining the accuracy of the representations and warranties referenced in clauses (ii) or (iii), all materiality and “Bank Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded.

(b) Performance of Obligations of Parent and the Bank. Each of Parent and the Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed on behalf of the Bank by an executive officer of the Bank certifying as to the matters set forth in Sections 6.2(a) and 6.2(b) with respect to the representations, warranties and obligations of the Bank, and Purchaser shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a) and 6.2(b) with respect to the representations, warranties and obligations of Parent.

Section 6.3 Conditions to the Obligations of Parent and the Bank. The obligations of Parent and the Bank to effect the Closing is also subject to the satisfaction, or waiver by Parent, at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in (i) Section 4.2(a) shall be true and correct in each case as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations or warranties expressly relate to an earlier date, in which case as of such earlier date) and (ii) all other Sections of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties referenced in this clause (ii) which, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Purchaser Material Adverse Effect” qualifications and exceptions contained in such representations and warranties referenced in this clause (ii) shall be disregarded).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Officers’ Certificate. Parent shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

(d) Registration and Listing. Purchaser shall have caused the shares of Purchaser Common Stock consisting of the Stock Consideration to be approved for listing on NASDAQ, subject to official notice of issuance.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the parties hereto;

(b) by either Parent or Purchaser:

(i) if the Closing shall not have been consummated on or before February 28, 2018 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to (i) Parent, if Parent’s or the Bank’s failure to comply with any provision of this Agreement has been the cause of the failure of the Closing to occur on or before such date or (ii) Purchaser, if Purchaser’s failure to comply with any provision of this Agreement has been the cause of the failure of the Closing to occur on or before such date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; or

(iii) if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the consummation of the Stock Sale, the Bank Merger or the other Transactions by final, nonappealable action of such Governmental Entity;

(c) by Purchaser, if Parent or the Bank shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, (A) would result in the failure to satisfy any of the conditions set forth in Sections 6.1 or 6.2 and (B) cannot be or has not been cured or has not been waived by the earlier of (i) the second (2nd) Business Day prior to the Outside Date and (ii) thirty (30) days after the giving of written notice to Parent and the Bank of such breach or failure; or

(d) by Parent, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, (A) would result in the failure to satisfy any of the conditions set forth in Sections 6.1 or 6.3 and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the second (2nd) Business Day prior to the Outside Date and (2) thirty (30) days after the giving of written notice to Purchaser of such breach or failure.

Section 7.2 Effect of Termination.

In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser, Parent or the Bank, except that the Confidentiality Agreement, this Section 7.2, and Article IX (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any Intentional Breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1 Survival.

(a) All representations and warranties made by any party in this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided, however, that notwithstanding the foregoing, (i) the representations and warranties set forth in Sections 3.1(a) (other than clause (iii) therein), 3.2, 3.3, 3.4, 3.18, 3.19, 4.1(a) (other than clause (iii) therein), 4.2, 4.3 and 4.12 (the “Fundamental Representations”) shall survive the Closing Date indefinitely, (ii) the representations and warranties contained in Section 3.12 shall survive the Closing Date until the third (3rd) anniversary of the Closing Date and (iii) the representations and warranties contained in Section 3.13 shall survive the Closing Date as specified in Section 5.18(g).

(b) All covenants and agreements contained herein to be performed on or prior to the Closing shall survive the Closing until the date that is eighteen (18) months after the Closing Date. The covenants and agreements contained herein to be performed after the Closing, including the indemnification obligations contained in this Article VIII, shall survive until fully satisfied in accordance with their terms.

(c) If an Indemnitee delivers a written notice in accordance with Sections 8.3(a) or 8.4 with respect to a claim for any indemnification as provided for under this Article VIII before the expiration of the applicable survival period, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such claim.

Section 8.2 Indemnification.

(a) Subject to the terms and conditions of this Article VIII, from and after the Closing, Parent agrees to indemnify and hold harmless Purchaser, its Affiliates and their respective shareholders, directors, members, general and limited partners, managers, officers, employees and agents (each, a “Purchaser Indemnitee”) from and against any and all Losses incurred by such Purchaser Indemnitee arising out of, resulting from, or relating to (i) any breach of, or any inaccuracy in, any representation or warranty made by Parent or the Bank in this Agreement or in any certificate delivered hereunder, (ii) any breach of any covenant of Parent, the Bank or any of their Affiliates contained herein, (iii) the matters set forth on Section 8.2(a) of the Parent Disclosure Letter (the “Scheduled Item”) and (iv) any Transaction Expenses in excess of the Transaction Expense Cap that were not taken into account in the calculation of the Purchase Price at the Closing; provided however, for the purposes of determining whether or not any breach or inaccuracy of representation or warranties has occurred and for determining the amount of any Losses indemnifiable under clause (i) of this paragraph (including arising from any breach or inaccuracy of Section 3.13, which is generally governed by Section 5.18), the representations and warranties of Parent shall not be deemed qualified by any references to “material,” “Bank Material Adverse Effect,” or words of similar import contained in such representation or warranty except with respect to the representations and warranties set forth in Section 3.7(b).

(b) Subject to the terms and conditions of this Article VIII, from and after the Closing, Purchaser agrees to indemnify and hold harmless Parent, its Affiliates and their shareholders, directors, members, general and limited partners, managers, officers, employees and agents (each, a “Parent Indemnitee” and, together with the Purchaser Indemnitees, the “Indemnitees”) from and against any and all Losses incurred by such Parent Indemnitee arising out of, resulting from, or relating to of (i) any breach of, or any inaccuracy in, any representation or warranty made by Purchaser in this Agreement or in any certificate delivered hereunder or (ii) any breach of any covenant of Purchaser contained herein; provided however, for the purposes of determining whether or not any breach or inaccuracy of representation or warranties has occurred and for determining the amount of any Losses indemnifiable under clause (i) of this paragraph, the representations and warranties of Purchaser shall not be deemed qualified by any references to “material,” “Purchaser Material Adverse Effect,” or words of similar import contained in such representation or warranty.

Section 8.3 Matters Involving Third Parties. Except with respect to Taxes, which are covered by Section 5.18:

(a) In order for any Indemnitee to make a claim for any indemnification as provided for under this Article VIII in respect of, arising out of or involving a claim or demand made by any Person not a party to this Agreement or its Affiliates against the Indemnitee (a

“Third-Party Claim”), such Indemnitee must promptly notify the Person that is obligated to provide such indemnification (an “Indemnifying Party”) in writing, of the Third-Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnitee under Section 8.2(a) or Section 8.2(b), except to the extent that the Indemnifying Party is materially and adversely prejudiced by the failure to timely give such notice; provided, a Purchaser Indemnitee is not required to notify Parent for a Third-Party Claim in connection with the Scheduled Item. Thereafter, the Indemnitee shall promptly deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by Indemnitee relating to the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been materially and adversely prejudiced as a result of such failure.

(b) If a Third-Party Claim is made against an Indemnitee, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses by giving written notice to the Indemnitee within fifteen (15) days of the receipt of notice of the Third-Party Claim, to assume and control the defense thereof with counsel selected by the Indemnifying Party who shall be a recognized law firm with the experience and resources to defend the Indemnitee against any such Third-Party Claim in such proceeding; provided that such counsel is not objected to by the Indemnitee in its reasonable discretion; provided, further, that the parties agree that, subject to Section 8.3(c), Parent shall assume and control the defense of any Third-Party Claim in connection with the Scheduled Item. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof (except in the case of a conflict of interest as set forth in Section 8.3(c)). If the Indemnifying Party assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense.

(c) Notwithstanding anything contained in Section 8.3(b) to the contrary, the Indemnifying Party shall not be entitled to assume and control, and the Indemnitee shall be entitled to have sole control over, the defense or settlement of any Third-Party Claim if:

(i) the Indemnifying Party does not provide written notice to the Indemnitee of its election to control the defense of such proceeding within thirty (30) days of the Indemnifying Party’s receipt of notice of such proceeding;

(ii) (A) such proceeding involves criminal or quasi-criminal allegations, or (B) such proceeding involves a Governmental Entity; or

(iii) there exists, in the Indemnitee’s good faith judgment, based on the advice of outside legal counsel, a conflict of interest between the Indemnitee and the Indemnifying Party which, under applicable principles of legal ethics, could reasonably be expected to prohibit a single legal counsel from representing both the Indemnitee and the Indemnifying Party in such proceeding.

(d) Provided that an Indemnitee has given the Indemnifying Party notice of a Third-Party Claim as required hereunder, unless and until an Indemnifying Party assumes the defense of the Third-Party Claim, the Indemnitee may defend against the Third-Party Claim in any manner it may reasonably deem appropriate; provided that, except as set forth in Section 8.3(c), the Indemnitee shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Without the prior written consent of the Indemnitee (which shall not be unreasonably withheld, delayed or conditioned), the Indemnifying Party shall not settle or compromise any Third-Party Claim or consent to the entry of any judgment, unless such settlement, compromise or judgment (i) involves only the payment of money damages for which the Indemnitee is fully indemnified by the Indemnifying Party and the payment of the claim would not exceed the indemnity hereunder, (ii) does not impose an injunction or other non-monetary relief upon the Indemnitee, (iii) provides for a full and unconditional release of the Indemnitee from all liability with respect to such Third-Party Claim from each claimant or plaintiff in such Third-Party Claim and (iv) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnitee. In the event that the Indemnifying Party does not timely elect to assume and control the defense of the subject Third-Party Claim, or is not permitted to do so pursuant to Section 8.3(c) above, then the Indemnitee may conduct and control, through counsel of its own choosing, the defense of the subject Third-Party Claim and the Indemnifying Party will cooperate with and make available to the Indemnitee such assistance and materials as may be reasonably requested by the Indemnitee.

Section 8.4 Direct Claims. In the event any Indemnitee should have a claim against an Indemnifying Party that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnitee, the Indemnitee shall deliver notice of such claim in writing and in reasonable detail to the Indemnifying Party with reasonable promptness. The failure by any Indemnitee to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have to such Indemnitee, except to the extent that the Indemnifying Party demonstrates that it has been materially and adversely prejudiced as a result of such failure.

Section 8.5 Limitations on Liability.

(a) Except for fraud or an Intentional Breach, an Indemnifying Party shall not be required to indemnify an Indemnitee with respect to any indemnification claims arising out of or relating to matters described in Section 8.2(a)(i) or 8.2(b)(i) (other than claims relating to an inaccuracy or breach of a Fundamental Representation), unless and until (i) the aggregate amount of Losses incurred by the applicable Indemnitees with respect to an event or occurrence and all other events or occurrences arising from substantially similar, common or reasonably related facts or circumstances exceeds $150,000 (the “Claim Threshold”) (for the avoidance of doubt, for purposes of calculating the Claim Threshold, Losses arising out of claims with respect to an event or occurrence and all other events or occurrences arising from substantially similar, common or reasonably related facts or circumstances shall be aggregated, provided that any such Losses which do not exceed the Claim Threshold shall not be applied to or considered for purposes of determining whether the Deductible has been reached) and (ii) the aggregate amount of the Losses claimed exceeds $10,000,000 (the “Deductible”), in which event the Indemnitee will be entitled against the Indemnifying Party to recover Losses in excess of the Deductible.

(b) Except for fraud or an Intentional Breach, the maximum aggregate liability of Parent or Purchaser, as the case may be, under Section 8.2(a)(i) or 8.2(b)(i) (other than claims relating to an inaccuracy or breach of Fundamental Representations) shall not exceed the Cap. The maximum aggregate liability of Parent or Purchaser, as the case may be, pursuant to Section 8.2(a) or Section 8.2(b) shall not exceed the Purchase Price.

(c) For purposes of determining Losses hereunder, the amount thereof shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnitee in respect of any such claim (with such insurance or other proceeds deemed reduced by (i) reasonable out-of-pocket costs and expenses relating to collecting under such policies or from such third party and (ii) any deductible associated therewith to the extent paid; provided that an Indemnitee shall be under no obligation to seek such recovery.

(d) For the avoidance of doubt, the limitations in this Section 8.5 shall not apply to any indemnity claim relating to Tax matters.

(e) The indemnification provisions of this Article VIII (i) shall apply without regard to, and shall not be subject to, any limitation by reason of set-off, limitation or otherwise and (ii) are intended to be comprehensive and not to be limited by any requirements of Law concerning prominence of language or waiver of any legal right under any Law.

(f) The right to indemnification, reimbursement or other remedy based upon any representations, warranties, covenants and obligations set forth in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants or obligations.

Section 8.6 Exclusive Remedies Following the Closing. Following the Closing, subject to Section 9.7 and except with respect to Section 5.13, the indemnification provisions of Section 5.18 and this Article VIII shall be the sole and exclusive monetary remedy of the Indemnitees, whether in contract, tort or otherwise, for all matters arising under or in connection with this Agreement and the Transactions, including for any inaccuracy or breach of any representation, warranty, covenant or agreement set forth herein, except in the case of fraud or an Intentional Breach and as otherwise provided in this Agreement.

Section 8.7 Payments.

(a) Once a Loss has been agreed to by the Indemnifying Party or finally adjudicated in a final and non-appealable proceeding to be payable pursuant to this Article IX, the Indemnifying Party shall satisfy its obligations within five (5) Business Days of such agreement or final non-appealable adjudication by wire transfer of immediately available funds.

(b) The parties agree that any indemnification made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

Section 8.8 No Right of Contribution. Parent waives, and acknowledges and agrees that Parent shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Purchaser, the Bank or any of its Subsidiaries in connection with any indemnification obligation or any other liability to which Parent may become subject under this Agreement or any of the other Transaction Documents.

Section 8.9 Waiver of Conflicts Regarding Representation. Recognizing that Hunton & Williams LLP has acted as legal counsel to Parent and its Affiliates, and may be deemed to have acted from time to time as legal counsel to the Bank and its Subsidiaries prior to the Closing, and that Hunton & Williams LLP intends to act as legal counsel to Parent and certain of its Affiliates after the Closing, Purchaser, the Bank and its Subsidiaries hereby waive any conflicts that may arise in connection with Hunton & Williams LLP representing Parent and its Affiliates after the Closing in connection with matters arising out of this Agreement, including any disputes between any of the parties hereto that may arise after the Closing. The foregoing waiver of conflict is not intended to be, and shall not be deemed to be, a waiver of any legal privilege or work product protection by the Bank or any of its Subsidiaries.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Amendment or Supplement. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 9.2 Extension of Time; Waiver. At any time prior to the Closing, the parties may to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 9.3 Expenses. All fees and expenses incurred in connection with this Agreement, the Stock Sale and the other Transactions shall be paid by (i) Parent, in the case of any fees or expenses incurred by Parent or the Bank or (ii) Purchaser, in the case of any fees or expenses incurred by Purchaser, in each case whether or not the Closing is consummated; provided, that, to the extent the Closing is consummated, any unpaid Transaction Expenses shall be paid by Purchaser (or Purchaser shall cause Bank to pay such Transaction Expenses) at the Closing up to an aggregate amount that, when calculated together with any other Transaction Expenses, is equal to the Transaction Expense Cap.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by e-mail so long as such e-mail states it is a notice delivered pursuant to this Section 9.4 and a duplicate copy of such e-mail is promptly given by one of the other methods described in this Section 9.4, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Purchaser, to:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501
Attention:	Robert B. Worley, Jr.
E-mail:	Robert.Worley@iberiabank.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:	Lee Meyerson
Elizabeth Cooper
Facsimile:	212-455-2502
E-mail:	lmeyerson@stblaw.com
ecooper@stblaw.com

(ii) if to Parent or the Bank, to:

Banco de Sabadell, S.A.
Torre BancSabadell – Avda. Diagonal 407 bis
Barcelona, Spain 08008
Attention:	Messrs. Joan M. Grumé and Gonzalo Barettino
E-mail:	grumej@bancsabadell.com / barettino@bancsabadell.com

with a copy (which shall not constitute notice) to:

Banco de Sabadell, S.A., Miami Branch
1111 Brickell Avenue, Suite 3000
Miami, Fl 33131
Attention:	Fernando Perez-Hickman and Anna Oestereicher
E-mail:	FPHickman@sabmia.com
oestereicher@sabadellbank.com

with a copy (which shall not constitute notice) to:

Hunton & Williams LLP
1111 Brickell Avenue, Suite 2500
Miami, Fl 33131
Attention:	Fernando C. Alonzo
E-mail:	falonso@hunton.com

Section 9.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Parent Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 9.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, following the Closing (but not unless and until the Closing occurs), the provisions of Section 5.8 shall be enforceable by each D&O Indemnified Party described therein.

Section 9.7 Governing Law; Venue. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. Each party agrees that it will bring any Action or proceeding in respect of any claim arising out of or related to this Agreement or the Transactions exclusively in the Delaware Court of Chancery or, only in the event that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the Transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such Action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that service of process upon such party in any such Action or proceeding will be effective if notice is given in accordance with Section 9.4.

Section 9.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 9.10 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable, so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party hereto.

Section 9.11 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.13 Facsimile Signature. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IBERIABANK CORPORATION

By:	/s/ Daryl G. Byrd
	Name:	Daryl G. Byrd
	Title:	President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

BANCO DE SABADELL, S.A.

By:	/s/ Fernando Pérez-Hickman
	Name:	Fernando Pérez-Hickman
	Title:	Director General, America & Global Corporate Banking

SABADELL UNITED BANK, N.A.

By:	/s/ Fernando Pérez-Hickman
	Name:	Fernando Pérez-Hickman
	Title:	Chairman of the Board

[Signature Page to Stock Purchase Agreement]

Exhibit A

Terms of Sublease Agreement

Sublease Agreement to provide for up to an aggregate of 10,000 square feet on the 29th Floor and the branch on the ground floor, in each case for the remaining current term of the Building Lease and including furniture. The sublease rent per square foot will be an all-in price, including furniture, equal to 90% of the then-current price per square foot under the Building Lease (provided that Parent shall notify Purchaser in writing of any increases in the Building Lease price and, if the Building Lease price per square foot increases to more than $58, then Purchaser shall have the option to terminate the Sublease Agreement on six months’ prior notice, which notice must be delivered no later than one month following the date Purchaser is notified of such price increase).